UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

GATEWAY, INC.
(Name of Subject Company)

GATEWAY, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including associated Preferred Share Purchase Rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

J. Edward Coleman
Chief Executive Officer
7565 Irvine Center Street
Irvine, California 92618
(949) 471-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Gateway, Inc., a Delaware corporation ( “Gateway”), and the address and telephone number of the principal executive offices of Gateway are 7565 Irvine Center Drive, Irvine, CA 92618, (949) 471-7000.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, and as it may be amended or supplemented from time to time, this “Statement”) relates is shares of common stock, $0.01 par value per share, of Gateway, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value per share, of Gateway (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended (the “Rights Agreement”), between Gateway and UMB Bank, N.A., as rights agent (the “Rights Agent”) (such shares of common stock, together with the associated Rights, the “Shares”). As of August 23, 2007, 373,641,481 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of Gateway, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

This Statement relates to the cash tender offer by Galaxy Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), disclosed in a Tender Offer Statement on Schedule TO dated September 4, 2007 (as it may be amended from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $1.90 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal together constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(i)(B) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Acer, Acquisition Sub and Gateway. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into Gateway (the “Merger”), the separate corporate existence of Acquisition Sub will cease, and Gateway will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Acer. In the Merger, the Shares issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Gateway or any direct or indirect subsidiary of Gateway and any Shares owned by Acer, Acquisition Sub, or any subsidiary of Acer or Acquisition Sub or held in the treasury of Gateway, all of which will be cancelled for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly perfected appraisal rights for such Shares in respect of the Merger under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The Offer to Purchase states that the principal executive offices of Acer and Acquisition Sub are located at 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih, Taipei, Hsien 221, Taiwan, R.O.C, and the telephone number at such principal executive offices is 886-2-2696-1234.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain agreements, arrangements or understandings between Gateway or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3, Item 4 below or Annex B attached hereto or as incorporated herein by reference, to the knowledge of Gateway, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Gateway or its affiliates, on the one hand and, on the other hand, (i) Gateway’s executive officers, directors or affiliates or (ii) Acer or Acquisition Sub or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of Gateway.

Information Statement.

Certain agreements, arrangements or understandings between Gateway or its affiliates, on the one hand, and certain of its directors, executive officers and affiliates, on the other hand, are described in the Information Statement.

Interests of Certain Persons.

Certain members of management and the Board of Directors of Gateway (the “Gateway Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Gateway stockholders generally. The Gateway Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of Gateway for the purposes of determining the entitlements of the executive officers and directors of Gateway to certain severance and other benefits.

Change in Control Severance Agreements with Executive Officers; Coleman Offer Letter.

2006 Change in Control Compensation Plan

Pursuant to the terms of the 2006 Change in Control Compensation Plan, in the event a Senior Vice President or Vice President of Gateway is terminated without cause or terminates for good reason within 18 months following a change of control, such individual would be entitled to severance benefits of up to 2.5 times (2.0 times for Vice Presidents) base salary, plus an amount equal to 18 months’ COBRA cost for health and medical benefits. These benefits would be payable in a lump sum within 10 days following the date of termination, and these benefits would be in lieu of any termination benefits a payable under any other agreement, plan or arrangement. For a period of one year following the date of termination, the participant would be required to refrain from soliciting any employee or customer of Gateway and certain former employees of Gateway.

In the event participants are terminated without cause or terminate for good reason within 18 months following the change in control, the estimated cost of the severance benefits payable to the participants would be: Bob Davidson $1,148,688; John Goldsberry $1,223,688; Lazane Smith $1,023,688; and Jim Burdick $773,688.

The foregoing summary is qualified in its entirety by the Gateway, Inc. 2006 Change in Control Compensation Plan, which is filed as Exhibit (e)(2)(A) hereto and is incorporated herein by reference.

J. Edward Coleman Offer Letter.

Pursuant to the terms of Mr. Coleman’s offer letter from Gateway, dated September 1, 2006, if Mr. Coleman is terminated without cause by Gateway or terminates for good reason, subject to his execution of a release of claims, he would be entitled to severance compensation equal to (a) 24 months of his base salary and target bonus, and (b) the amount he would be required to pay under COBRA to maintain his health and medical benefits, at the time of termination (less required withholdings).

In the event Mr. Coleman is terminated without cause or terminates for good reason, the estimated cost of the severance benefits payable to him would be $2,623,688.

The foregoing summary is qualified in its entirety by reference to Mr. Coleman’s Employment Offer Letter, which is filed as Exhibit (e)(2)(B) hereto and is incorporated herein by reference.

Effect of the Offer on Employee Benefits.

The Merger Agreement provides that beginning at the effective time of the Merger and through the first anniversary of the effective time of the Merger, each continuing employee of Gateway and its subsidiaries shall be eligible to receive compensation and benefits no less favorable in the aggregate than those provided by Gateway immediately prior to the effective time of the Merger (excluding the value of equity grants). Acer also agreed not to modify Gateway’ bonus plans before January 1, 2008 and to pay 2007 bonuses in accordance with historical practices. Continuing employees shall be given credit for all service with Gateway (or service credited by Gateway) under all employee benefit plans, programs policies and arrangements maintained by the Surviving Corporation or Acer or its affiliates in which they participate (or in which they become participants) for purposes of eligibility and vesting, and benefit accrual for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, and (iii) vacation benefits. In addition, under health and welfare plans maintained by Acer or its affiliates in which continuing employees are eligible to participate after the effective time of the Merger, to the extent permitted by the applicable plan, Acer will cause (i) certain pre-existing conditions and exclusions under such plans to be waived to the extent such conditions and exclusions were satisfied or did not apply under the welfare plans maintained by Gateway or its affiliates prior to the effective time of the Merger and (ii) co-payments and deductibles paid by such employees prior to the effective time of the Merger to be taken into account under any analogous provisions in such plans. Notwithstanding anything to the contrary, credit shall not be given for service to the extent such credit would result in duplication of benefits.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on Gateway’s Equity Incentive Plans.

In accordance with Section 14 of Gateway’s 2000 Equity Incentive Plan, immediately prior to the first Change in Control (as defined in such plan) as a result of the Offer and Merger, each employee who received one or more grants of stock options under such plan during the 12 months immediately preceding such Change in Control shall receive an additional grant of stock options (the “Additional Grant Options”), effective immediately prior to such Change in Control, with the number of Shares subject to the Additional Grant Option made to each such optionee equal to the total number of Shares subject to the grant(s) of stock options made to such optionee during the 12 months immediately preceding such Change in Control, and the exercise price of the Additional Grant Option equal to the Fair Market Value (as defined in the 2000 Equity Incentive Plan) of the Shares immediately prior to such Change in Control. The Merger Agreement provides that each option to acquire Shares, including but not limited to the Additional Grant Options (each, an “Option”), granted under any of Gateway’s 1996 Long-Term Incentive Equity Plan, the 2000 Equity Incentive Plan, the 1996 Non-Employee Directors Stock Option Plan and the Employee Equity Incentive Plan (also known as the 2000 Employee Equity Incentive Plan) (collectively, the “Stock Plans”) that is outstanding immediately prior to the effective time of the Merger, will become fully vested as of the effective time of the Merger. At the effective time of the Merger, each Option will be converted into the right to receive the Merger Consideration upon exercise (on a per Share basis) and, if not exercised, will be cancelled in exchange for a cash payment (the “Option Consideration”) in respect thereof equal to the product of (x) the excess, if any, of the Merger Consideration (on a per Share basis) over the per Share exercise price thereof and (y) the number of Shares issuable upon exercise of the Option (such payment to be net of applicable withholding taxes). As of the effective time of the Merger, all Options will no longer be outstanding and will automatically cease to exist, and each holder of an Option will cease to have any rights with respect thereto, except the right to receive the Option Consideration.

As a result of the foregoing, the approximate aggregate dollar value of the outstanding Options, based on the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Option, issued to Gateway’s named executive officers, are, respectively: Mr. Coleman, $0; Mr. Goldsberry, $2,000; Mr. Davidson, $2,000; Ms. Smith, $0; and Mr. Burdick, $81,000; and the aggregate dollar value of the outstanding Options, based on the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Option, issued to Gateway’s non-employee directors, are, respectively: Mr. Russell, $4,080; Mr. Lacey, $7,920; Mr. Krauss, $7,920;

Ms. Clarke, $7,920; Mr. Parham, $7,920; Mr. Weaver, $4,080; Mr. Allen, $7,920; Mr. Snyder, $4,080; and Mr. Galloway, $4,080. The approximate aggregate dollar value of all the outstanding Options issued to employees and directors of Gateway (including the Options of the officers and non-employee directors listed above), based on the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Option, is $485,000. The value, if any, of the Additional Option Grants cannot be determined until such grants are made effective pursuant to Gateway’s 2000 Equity Incentive Plan.

The foregoing summary is qualified in its entirety by reference to the Gateway, Inc. 2000 Equity Incentive Plan, which is filed as Exhibit (e)(2)(C) hereto and is incorporated herein by reference.

The Merger Agreement provides that each share of restricted stock (the “Restricted Stock”) granted under the Stock Plans, whether or not then vested, that is outstanding immediately prior to the effective time of the Merger, shall be cancelled in exchange for the right to receive an amount in cash in respect thereof equal to the product of (x) the Merger Consideration and (y) the number of shares of the Common Stock subject thereto (such payment to be net of applicable withholding taxes).

As a result of the foregoing, the approximate aggregate dollar value of the outstanding Restricted Stock, based on the Merger Consideration per Share subject to such Restricted Stock, issued to Gateway’s named executive officers, are, respectively: Mr. Coleman, $150,623; Mr. Goldsberry, $285,000; Mr. Davidson, $285,000; Ms. Smith, $95,000; and Mr. Burdick, $95,000; Gateway’s named non-employee directors do not hold Restricted Stock. The approximate aggregate dollar value of all the outstanding Restricted Stock issued to employees of Gateway (including the Restricted Stock of the officers listed above), based on the Merger Consideration per Share subject to such Restricted Stock, is $5,465,000.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that from and after the effective time of the Merger, Acer will cause the Surviving Corporation and its subsidiaries to fulfill and honor in all respects the obligations of Gateway and its subsidiaries pursuant to each indemnification in effect between Gateway or any of its subsidiaries, and each individual who is or was an officer or director of Gateway at or at any time prior to the time that Shares are accepted for payment by Acquisition Sub in the Offer listed in a schedule to the Merger Agreement (each such individual, an “Indemnified Party”) and any indemnification provision and any exculpation provision set forth in the certificate of incorporation, bylaws or other charter or organizational documents of Gateway or any of its subsidiaries as in effect on the date of the Merger Agreement. The certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and exculpation from liability set forth in Gateway’s certificate of incorporation and bylaws on the date of the Merger Agreement, and, from and after the effective time of the Merger, except as required by applicable law, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Party.

The Merger Agreement further provides that Acer will cause to be obtained prepaid (or “tail”) directors’ and officers’ liability insurance policies for the benefit of the Indemnified Parties at the current coverage level and scope of liability insurance coverage as set forth in Gateway’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement. Such “tail” insurance policies will provide coverage through the sixth anniversary of the effective time of the Merger, so long as the aggregate annual premium is not greater than 250% of the annual premium paid by Gateway for its existing directors’ and officers’ liability insurance policies through 2006. In the event that such amount is insufficient for such coverage, then the Surviving Corporation may spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Acer and Acquisition Sub entered into separate tender and support agreements (the “Tender and Support Agreements”) with each of

Gateway’s directors, certain executive officers and Avalon Capital Group, LLC (“Avalon”), dated as of the date of the Merger Agreement. Pursuant to the Tender and Support Agreements, each of the directors and such executive officers has agreed, with respect to all Shares beneficially owned by him or her, and Avalon has agreed with respect to all Shares directly owned by it, to tender and, if a stockholder vote is required, to vote in favor of the Merger Agreement, and the transactions contemplated therein, and against any takeover proposal, in each case in accordance with the terms and subject to the conditions of the Tender and Support Agreement, unless the Offer has been terminated in accordance with its terms, the Tender and Support Agreement has been terminated in accordance with its terms or the Offer Price has been reduced. As of the date of the Tender and Support Agreements, a total of 46,948,248 Shares, representing approximately 12.57% of the outstanding Shares, were subject to the Tender and Support Agreements.

The description of the Tender and Support Agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such description and the foregoing summary are qualified in their entirety by reference to the form of Tender and Support Agreement, which is included as Exhibit B to the Merger Agreement, a copy of which is filed as Exhibit (e)(3)(A) hereto and is incorporated herein by reference, and by the Tender and Support Agreement with Avalon Capital Group, LLC, which is filed as Exhibit (e)(3)(B) hereto and is incorporated herein by reference.

(b) Arrangements with Acer and Acquisition Sub.

In connection with the transactions contemplated by the Merger, Gateway, Acer and Acquisition Sub entered into the Merger Agreement, and Gateway and Acer entered into a Non-Disclosure Agreement dated August 3, 2007 (the “Non-Disclosure Agreement”), and an Exclusivity Agreement dated August 17, 2007 (the “Exclusivity Agreement”).

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement.

As a condition to being furnished Confidential Information (as defined in the Non-Disclosure Agreement), Acer has agreed, among other things, that it will hold the Confidential Information in confidence, will not disclose the Confidential information to any one other than its representatives and will not use the Confidential Information for any purpose except to further a potential business relationship between Gateway and Acer. Acer’s obligations under the Non-Disclosure Agreement do not apply to the extent that the Confidential Information (i) is, as of the date of the Non-Disclosure Agreement, or thereafter becomes, generally known or available to the public other than by a breach of the Non-Disclosure Agreement by Acer or its representatives, (ii) was acquired by Acer before receiving such information from Gateway, (iii) is after the date of the Non-Disclosure Agreement rightfully furnished to Acer without restriction as to use or disclosure by a third party authorized to make such disclosure, (iv) is information that was independently developed by Acer without reference to the Confidential Information disclosed by Gateway, or (v) is disclosed with the prior written consent of Gateway.

In addition, Acer agreed, among other things, that for a period of one year from the date of the Non-Disclosure Agreement, Acer will not (unless Gateway has requested or agreed in writing that Acer take such action), directly or indirectly, (i) propose to Gateway, or intentionally encourage or assist any other person in connection with, any acquisition, tender or exchange offer, merger or other business combination or similar transaction between Acer, Gateway and/or its security holders, or involving Gateway, any of its securities or security holders, (ii) solicit or participate in, or make any public announcement regarding, any solicitation, or actively encourage or assist any person with respect to any solicitation, of any consent or proxy or vote to vote any voting security of Gateway, (iii) acquire, propose to acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly (A) control of, or otherwise seek to influence the management, Board of Directors or policies of, Gateway or (B) any of Gateway’s securities, businesses or assets, (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way engage in discussions relating to the formation of, or participate in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act in connection with any of the foregoing, or (v) take any action that might legally compel Gateway or Acer to make a public announcement regarding the Non-Disclosure Agreement or the foregoing. The obligations described in this paragraph are referred to as the “Standstill Obligations.”

The Standstill Obligations terminate upon the acquisition, merger or consolidation of, or other business combination or similar transaction involving, Gateway or the acquisition of all or substantially all of Gateway’s assets or businesses. In addition, Acer and its representatives will be released from the Standstill Obligations in the event there is a public announcement that (i) a third party or group has made, or has announced its intention to make, an unsolicited offer to acquire (in any manner), or is assisting or encouraging any other party to acquire or make an unsolicited offer to acquire (in any manner), or makes with the consent of Gateway a public offer to acquire (in any manner), directly or indirectly, control of Gateway or the Gateway Board (including, without limitation, through a solicitation of proxies) or any voting securities of Gateway or all or substantially all of the businesses or assets of Gateway, without the consent of the Gateway Board or (ii) Gateway and any person or group have entered into or announced their intention to enter into an agreement (A) that, if consummated, would result in that person or group, directly or indirectly, acquiring control of Gateway (in any manner) or acquiring all or substantially all of the assets of Gateway, or (B) otherwise to engage in any transaction that would require the approval of Gateway’s stockholders, other than a minority equity or convertible debt or convertible equity offering or private placement that would not constitute a change of control, where (x) no stockholder or “group” (as defined above) acquires in such offering or placement in excess of 15% of the outstanding common shares or securities that as of the date of the offering or placement would convert into in excess of 15% of the outstanding common shares, and (y) no strategic investor or competitor acquires in such offering or placement in excess of 5% of the outstanding common shares or securities that as of the date of the offering or placement would convert into in excess of 5% of the outstanding common shares.

Acer further agreed under the Non-Disclosure Agreement that, for a period of one year from the date of the Non-Disclosure Agreement, it would not solicit to employ or employ any of the current officers of Gateway or any other employees employed by Gateway to whom Acer is introduced as a result of or in connection with the purpose of furthering a potential business relationship between Gateway and Acer, so long as they are employed by Gateway, without obtaining the prior written consent of Gateway. However, the foregoing will not prevent Acer from hiring any such person who approached Acer or any agent (including placement and recruitment agencies).

The foregoing summary is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Agreement

Acer and Gateway entered into an Exclusivity Agreement on August 17, 2007. Pursuant to the Exclusivity Agreement, Gateway agreed in particular, during the period of time between August 17, 2007 and August 27, 2007, not to, and to instruct its representatives not to: (i) solicit, or knowingly encourage or knowingly facilitate, the initiation or submission of, any expression of interest, inquiry, proposal or offer from any person or entity (other than Acer and its representatives) relating to a possible acquisition involving Gateway; or (ii) participate in any discussions or negotiations to enter into any agreement with, or provide any nonpublic information to, any person or entity (other than Acer and its representatives) relating to or in connection with a possible acquisition involving Gateway. Gateway also agreed to, and to cause each of its representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Acer and its representatives) relating to a possible acquisition transaction involving Gateway.

The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Gateway Board, during a meeting held on August 26, 2007, by unanimous vote determined that it is advisable and in the best interests of Gateway and its stockholders for Gateway to be acquired upon the terms and subject to the conditions set forth in the Merger Agreement and that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Gateway and its stockholders and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

Accordingly, the Gateway Board unanimously recommends that the holders of the Shares accept and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of Gateway’s stockholders, vote their Shares for the approval and adoption of the Merger Agreement and the Merger.

(b) Background and Reasons for the Gateway Board of Directors’ Recommendation

Background of the Offer and Merger.

From time to time Gateway has explored a variety of strategic alternatives with a view of enhancing stockholder value, including the possible sale of Gateway, strategic acquisitions and divestitures, and various financing alternatives. On August 3, 2006, Lap Shun (John) Hui, the individual from whom Gateway acquired eMachines on March 11, 2004, submitted to Gateway a proposal to acquire Gateway’s retail operations for $450 million in cash, on a debt-free and cash-free basis, subject to completion of due diligence and definitive transaction documentation. In his proposal, Mr. Hui requested that Gateway schedule meetings with him and his advisors to discuss the details of his proposal. In August 2006, Gateway also received a proposal from Firebrand Partners (“Firebrand”) concerning representation on the Gateway board and certain corporate governance proposals. The Gateway Board met several times to discuss these proposals and to review strategic alternatives, including potential strategic partners for Gateway. In connection with these developments, Gateway engaged Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) as its legal advisor.

On August 29, 2006, the Gateway Board again met to discuss Gateway’s situation, the proposals from Mr. Hui and Firebrand and alternatives to best protect and enhance the interests of stockholders. Goldman Sachs reviewed for the Gateway Board the proposals received from Mr. Hui and Firebrand and discussed with the Board other potential alternative transactions that may be available to Gateway, as well as Gateway’s current business plan. Following discussion, and after considering Gateway’s current situation and business plan as well as potential alternatives, the Gateway Board unanimously determined that Mr. Hui’s offer to purchase the retail business was not in the best interests of stockholders, but that if Mr. Hui did submit an offer for the entire company, it would give it the appropriate review and consideration. The Gateway Board also authorized management to have further discussions with Firebrand with respect to its proposal and authorized Goldman Sachs to solicit potential buyers’ interest in a potential combination with Gateway.

Beginning at the end of August 2006, based on the instructions of the Gateway Board, Goldman Sachs began contacting eight potential strategic partners on behalf of Gateway. Of the eight potential strategic partners contacted, only one potential partner indicated interest in having a meeting with the management of Gateway. On October 27, 2006, management of Gateway met with management of the potential partner to discuss Gateway’s operations and prospects and to discuss a potential transaction. On November 19, 2006, the potential partner indicated that it was not interested in pursuing an acquisition of Gateway at such time.

On December 5, 2006, Gateway announced that it had entered into an agreement with an investor group led by Firebrand, which at such time owned approximately 10.7% of Gateway’s outstanding shares, pursuant to which Scott Galloway, a managing member of Firebrand, joined Gateway’s Board and Gateway agreed to appoint an additional independent director, mutually acceptable to Gateway and the investor group, to the Gateway Board by February 28, 2007. These appointments were part of an agreement with the investor group intended to enable Gateway’s management to focus its efforts on returning Gateway to profitability and to avoid a potential proxy contest with the investor group at or prior to Gateway’s 2007 Annual Meeting of Stockholders. The investor group previously had sent a letter to Gateway’s Chairman of the Board and Interim Chief Executive Officer offering the Gateway Board and management assistance in their efforts to enhance stockholder value.

On December 19, 2006, Mr. Hui introduced Ed Coleman, Gateway’s Chief Executive Officer, to J.T. Wang, Acer’s Chairman. Messrs. Coleman and Wang then had a preliminary discussion regarding the state of the industry and the respective strategic directions of Gateway and Acer.

Beginning in January 2007 and continuing through the summer of 2007, the management of Gateway executed on its business plan and engaged in discussions with a number of third parties concerning the possible sale of its Professional business and related financing alternatives.

On February 14, 2007, Mr. Hui arranged for a second meeting between Messrs. Coleman and Wang, at which Mr. Coleman discussed Gateway’s strategic direction, the possible sale of its Professional business and a potential related financing. Mr. Coleman inquired whether Acer had any interest in Gateway’s Professional business or in participating in a possible related financing transaction or in an investment in Gateway. Following the February 14, 2007 meeting, Gateway management met with a representative of Citigroup, Acer’s financial advisor. On February 27, 2007, a representative of Citigroup informed Gateway that Acer had decided not to pursue further discussions at this time regarding any of the possibilities previously discussed.

On July 27, 2007, a representative of Citigroup contacted Gateway and indicated that Acer was interested in discussing a potential transaction with Gateway. On August 1, 2007, Gateway management met with representatives of Citigroup to discuss Acer’s potential cash acquisition of Gateway and to schedule meetings between Acer and Gateway management and advisors. On August 6 and 7, 2007, Gateway management met with representatives of Acer and Citigroup to review the Gateway business and discuss potential combination benefits.

On August 8, 2007, Gateway received an indication of interest from Acer to acquire all of the outstanding shares of common stock of Gateway at a price of $1.80 per share, subject to certain conditions, including the requirement that Gateway enter into an exclusivity agreement with Acer and agree to take certain actions to acquire the shares of capital stock of PB Holding Company S.ár.l, the parent company of Packard Bell, owned by Mr. Hui (the “Packard Bell Shares”). Later that same day, representatives from Goldman Sachs, Skadden Arps and Gateway met telephonically to discuss Acer’s letter.

On August 10, 2007, Gateway management and representatives from Goldman Sachs and Skadden Arps provided the Gateway Board an overview of Acer’s indication of interest.

On August 13, 2007, the Gateway Board met to further discuss Acer’s indication of interest, Gateway’s prospects if it remained an independent company, the status of Gateway’s potential sale of its Professional business, the status of Gateway’s discussions with private equity firms and others concerning a possible financing and past discussions with potential strategic buyers. Gateway management provided the Gateway Board with a detailed update on the current state and prospects of the business including Gateway’s declining cash position and on the status of the potential sale of its Professional business and potential related financing. Goldman Sachs reviewed for the Gateway Board Acer’s proposal and certain financial analyses relating thereto and discussed with the board the past contacts which had been made with potential strategic partners and which had not resulted in any indications of interest. Goldman Sachs also discussed with the board the current state of the credit markets. Skadden Arps also provided the Gateway Board with an overview of their fiduciary duties as directors. Following a discussion of these matters, the Gateway Board authorized management to engage in discussions with Acer and to enter into a limited period of exclusivity with Acer if Acer increased its offer price.

On August 15, 2007, Acer revised its offer to $1.90 per share, subject to certain conditions, including a requirement that Gateway enter into an exclusivity agreement with Acer and agree to take certain actions to acquire the Packard Bell Shares.

On August 16, 2007, Gateway received a letter, dated August 15, 2007, from Mr. Hui notifying Gateway that Mr. Hui had received an offer from Lenovo Group Ltd. (“Lenovo”) to purchase for cash all of the Packard Bell Shares and offering to sell those shares to Gateway in accordance with Gateway’s right of first refusal with respect to those shares. Lenovo had previously announced on August 7, 2007 that it was in discussions with an independent third party in relation to a proposed acquisition of Packard Bell. Gateway had evaluated acquiring Packard Bell in the past, most recently a year ago prior to Mr. Hui’s acquisition of Packard Bell, but had previously decided against doing so.

On August 16, 2007, the Gateway Board met to consider Acer’s offer, including the conditions and requirements thereof, in the context of Mr. Hui’s August 15 letter. The Gateway Board also discussed the fact that the acquisition of Packard Bell was not part of Gateway’s existing business plan and that given the substantial financial resources required for the Packard Bell transaction Gateway did not have the financial or management resources itself to exercise the right of first refusal for the Packard Bell Shares absent third party funding.

On August 17, 2007, Gateway and Acer entered into an exclusivity agreement through August 27, 2007. Later that same day, Acer’s legal advisor, Orrick Herrington & Sutcliffe LLP (“Orrick”), sent to Skadden Arps an initial draft of a merger agreement for the proposed transaction.

From August 19 to 22, 2007, members of Gateway’s management met with members of Acer’s management to present an overview of Gateway’s operations. On the morning of August 22, 2007, Gateway management and Gateway’s legal and financial advisors updated the members of the Gateway Board as to the progress of negotiations with Acer. On August 22, 2007, representatives from Goldman Sachs and Skadden Arps, on behalf of Gateway, and representatives from Citigroup and Orrick, on behalf of Acer, held negotiations with respect to key outstanding issues with respect to the potential acquisition, including the mechanics for addressing the Packard Bell Shares in the event that Acer’s acquisition of Gateway was not consummated, the amount of the termination fee and the definition of “superior proposal”. Over the course of several days commencing on August 22, 2007, representatives of Gateway and Acer and their respective legal and financial advisors continued to meet to negotiate the terms of the Merger Agreement, including the exercise of Gateway’s right of first refusal with respect to the Packard Bell Shares and the procedures associated therewith, including in the event that Acer’s acquisition of Gateway was not consummated.

On the afternoon of August 22, 2007, representatives from Citigroup and Orrick proposed terms related to the acquisition of the Packard Bell Shares in the event that Acer’s acquisition of Gateway was not consummated, which proposed terms would have required Gateway to consummate the purchase of the shares and transfer them to Acer in all circumstances. Representatives of Citigroup and Orrick informed representatives of Goldman Sachs and Skadden Arps that this element of the transaction was critical to Acer’s willingness to proceed with the transaction and that Acer would be withdrawing its proposal if Gateway did not accept Acer’s proposed terms by the following morning. Throughout the evening of August 22, 2007 and the morning of August 23, 2007, representatives of Goldman Sachs and Skadden Arps proposed alternative terms to representatives of Citigroup and Orrick in an effort to find a negotiated solution. Representatives from Orrick again informed representatives of Skadden Arps that Acer would be withdrawing its proposal if Gateway did not accept Acer’s proposed terms.

On the evening of August 23, 2007, the Gateway Board met to review the status of Acer’s due diligence review and the status of the negotiation of transaction terms. Representatives of Goldman Sachs and Skadden Arps reviewed with the Gateway Board the current terms of the acquisition and key outstanding issues, including Acer’s proposal as to Gateway’s obligations with respect to the Packard Bell Shares in the event that Acer’s acquisition of Gateway was not consummated. The Gateway Board discussed their concern that a requirement to transfer the Packard Bell Shares to Acer if Acer’s acquisition of Gateway was not consummated in the event that Gateway had received a superior proposal or the Gateway Board had changed its recommendation with respect to the transaction could discourage other third parties from making an offer to acquire Gateway. The Gateway Board also discussed the fact that the acquisition of Packard Bell did not fit into Gateway’s existing business plan and the fact that, given the substantial financial resources required for the Packard Bell transaction, Gateway lacked the financial or management resources to exercise the right of first refusal for the Packard Bell Shares absent third party funding, and that Gateway therefore would not exercise its right of first refusal for the Packard Bell Shares absent the Acer transaction or another transaction pursuant to which a third party funded the acquisition of the Packard Bell Shares. Notwithstanding that fact, the Gateway Board unanimously determined that it was not in the best interests of Gateway or its stockholders to proceed with the acquisition on the terms proposed by Acer. After being informed of the Gateway Board’s decision, Acer withdrew its proposal.

Later in the evening of August 23, 2007, at a previously scheduled dinner, Mr. Coleman and Mr. Wang, together with Richard Snyder, Gateway’s Chairman and Gianfranco Lanci, Acer’s President, discussed their disappointment that they were unable to come to terms on the proposed transaction and the reasons that led to the withdrawal of Acer’s proposal. After discussing the matter, Messrs. Coleman and Wang expressed their desire to work out a mutually agreeable arrangement as to Gateway’s obligations with respect to the Packard Bell Shares in the event that Acer’s acquisition of Gateway was not consummated, particularly in the event that Gateway had received a superior proposal or the Gateway Board had changed its recommendation with respect to the transaction, and thereafter instructed their respective financial and legal advisors to reengage and find an acceptable resolution.

Throughout the day on August 24, 2007, Gateway and Acer and their respective legal and financial advisors met to resolve the key outstanding issues. On the evening of August 24, 2007, a meeting of the Gateway Board was convened to review the status of the negotiations. Representatives of Goldman Sachs and Skadden Arps reviewed with the Gateway Board the current terms of the acquisition and key outstanding issues, including the revised mechanics for addressing the Packard Bell shares, as reflected in the Merger Agreement, in the event that Acer’s acquisition of Gateway was not consummated. The Gateway Board unanimously authorized Gateway’s management and advisors to continue to pursue a transaction with Acer.

On August 25 and 26, 2007, Gateway, Acer and their respective legal and financial advisors continued to negotiate and finalize the terms of the Merger Agreement.

On the evening of August 26, 2007, a meeting of the Gateway Board was again convened to consider and review the status of the Merger Agreement. Representatives of Goldman Sachs and Skadden Arps reported to the Gateway Board that all of the key outstanding issues had been resolved and the Merger Agreement was substantially complete. At the meeting, representatives of Goldman Sachs presented its financial analysis of the Acer proposal and delivered to the Gateway Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 26, 2007, that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, the $1.90 per share in cash to be received by the holders of shares of Gateway common stock in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is set forth as Annex A hereto. The Gateway Board also considered the value of Gateway on a standalone basis based on previous presentations made by management and presentations made by Goldman Sachs and how that compared to the value being offered to Gateway stockholders in the Acer proposal. The Gateway Board considered and discussed the proposed transaction and asked questions of both Goldman Sachs and Skadden Arps. The Gateway Board elected to adjourn the meeting to later that evening after the Merger Agreement had been finalized.

Later on the evening of August 26, 2007, the meeting of the Gateway Board was reconvened to further consider the Merger Agreement and the transactions contemplated thereby. Representatives of Skadden Arps presented a summary of the legal terms of the proposed Merger Agreement with Acer. After an extensive discussion of the terms and conditions of the proposed Merger Agreement and the above mentioned analysis from Goldman Sachs, the Gateway Board unanimously authorized and approved the Merger Agreement and determined that it is advisable and in the best interests of Gateway and its stockholders for Gateway to be acquired upon the terms and subject to the conditions set forth in the Merger Agreement and that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Gateway and its stockholders. The Gateway Board also unanimously recommended that the stockholders of Gateway accept the Offer and tender their Shares pursuant to the Offer. In addition, the Gateway Board authorized Gateway to provide notice to Mr. Hui that it wished to exercise Gateway’s right of first refusal with respect to the Packard Bell Shares and negotiate a definitive agreement and related documents with respect to the Packard Bell transaction. The approval of the final definitive transaction documentation and the consummation of the Packard Bell transaction remain subject to approval by the Gateway Board.

On August 27, 2007, the parties entered into the Merger Agreement.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of Gateway’s stockholders, vote their Shares for the approval and adoption of the Merger Agreement and the Merger, the Gateway Board consulted with Gateway’s senior management, legal counsel and financial advisor and considered a number of factors, including the following material factors which the Gateway Board viewed as supporting its recommendation.

•	Historical Trading Prices; Premium to Market Price. The Gateway Board considered the current and historical market prices of the Shares and the fact that the offer price of $1.90 net per Share represented an approximately 57% premium over the closing price of Gateway’s common stock on August 24, 2007, the last trading day prior to announcement of the Offer and the Merger, and an approximately 67% premium over the closing price of Gateway’s common stock on August 7, 2007, the last trading day prior to Acer’s initial offer. The Gateway Board also evaluated the offer price in the context of the highest closing price of Gateway’s common stock over the last 52 weeks, which was $2.40 per share on March 19, 2007, which price occurred at a time of market speculation that Gateway might be acquired and which speculation the Gateway Board believed positively influenced Gateway’s stock price at the time, and the Gateway Board also noted that subsequent to that date Gateway’s business had experienced a decline in revenues, cash and cash equivalents and market share.

•	Financial Condition and Prospects of Gateway. The Gateway Board considered Gateway’s belief that the sale transaction provides a better alternative to Gateway’s stockholders than remaining independent and going forward as an independent entity as a result of the risks and uncertainties associated with the successful implementation of Gateway’s strategic plans, including (i) increasing competition in the retail consumer sector, (ii) execution risks associated with the introduction of new products and in managing Gateway’s supply chain, (iii) Gateway’s declining cash position, (iv) the costs and risks associated with the possible sale of the Professional business in order to focus Gateway’s efforts on growing Gateway’s consumer business, (v) the accompanying risks and dilution associated with financing such restructuring costs and working capital necessary to fund the future growth of Gateway’s consumer business, and (vi) Gateway’s lack of scale as compared with its larger competitors in the PC industry and the continuing consolidation of the PC industry, (vii) Gateway’s lack of the substantial financial or management resources required to exercise the right of first refusal for the Packard Bell Shares, absent an acquisition transaction or another transaction pursuant to which a third party funded the acquisition of such shares.

•	Cash Tender Offer; Certainty of Value. The Gateway Board considered the fact that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash, thereby providing Gateway’s stockholders with the certainty of the value of their consideration and the ability to realize immediate value for their investment.

•	Timing of Completion. The Gateway Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer. In addition, the Gateway Board considered the business reputation of Acer and its management and the substantial financial resources of Acer and, by extension, Acquisition Sub, as well as the likelihood of receiving required regulatory approvals, which the Gateway Board believed supported the conclusion that an acquisition transaction with Acer and Acquisition Sub could be completed relatively quickly and in an orderly manner.

•	Top Up Option. The Gateway Board considered that Acer had been granted a “top up option” to purchase from Gateway at a price per share equal to the Offer Price that number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Acer or Acquisition Sub at the time of such exercise, constitutes one share more than 90% of the then outstanding Shares (taking into account the issuance of Shares pursuant to the top up option), and that this could permit Acquisition Sub to consummate the Merger more quickly as a short form merger under Delaware law.

•	Solicitation of Other Parties Prior to Execution of the Merger Agreement. The Gateway Board considered the fact that Gateway previously had received a proposal from, and entered into discussions with, a third party with respect to a potential acquisition of a portion of Gateway’s business and the Gateway Board had determined, as described in more detail above under “Background of the Offer and Merger,” that such offer was not in the best interests of stockholders, but that if such third party did submit an offer for the entire company, the Gateway Board would give it the appropriate review. The Gateway Board also considered the fact that Goldman Sachs had made inquiries of eight potential strategic partners as to whether such potential partners would be interested in acquiring Gateway and those potential partners, either initially or, in the case of one such potential partner, after further discussions with Gateway had informed Gateway that they were not interested.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Gateway Board considered Gateway’s ability under certain circumstances, pursuant to the Merger Agreement, to engage in negotiations or discussions with, and to provide information to, any third party that has made after the date of the Merger Agreement a “Superior Proposal” (as that term is defined in the Merger Agreement) or a bona fide Takeover Proposal (as that term is defined in the Merger Agreement) that the Gateway Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) may be reasonably likely to lead to the receipt of a Superior Proposal, in each case if the Gateway Board determines in good faith by a majority vote, after consultation with outside legal counsel, that its failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•	Ability to Terminate the Merger Agreement to Accept a “Superior Proposal.” The Gateway Board considered Gateway’s ability, following receipt of a Superior Proposal after the date of the Merger Agreement, to change its recommendation with respect to the Offer or the Merger and terminate the Merger Agreement if certain conditions are satisfied, including if the Gateway Board determines in good faith by a majority vote, after consultation with outside legal counsel, that its failure to take such action would be inconsistent with its fiduciary duties under applicable law, that at least five business days prior written notice is given to Acer of the Gateway Board’s intent to take such action, and Acer does not make within such five business day period an offer that is at least as favorable to Gateway’s stockholders, as determined by the Gateway Board in good faith (after considering the advice of a financial advisor of nationally-recognized reputation), as such Superior Proposal, and substantially contemporaneous with such termination Gateway enters into a definitive agreement providing for such Superior Proposal and pays to Acer a $21.3 million termination fee.

•	Right to Auction Packard Bell Shares. The Gateway Board considered Gateway’s option, in the event that the Merger Agreement is terminated because Gateway either (i) accepts a Superior Proposal or (ii) changes its recommendation with respect to the Offer or the Merger after a public announcement with respect to a Takeover Proposal (with all references to 20% in the definition thereof being treated as references to 50%) and in the case of this clause (ii) Gateway is acquired within 12 months after such termination, to conduct an auction for the Packard Bell Shares between Acer and the applicable third party.

•	No Financing Condition. The Gateway Board considered the lack of financing condition in the Merger Agreement and Acer’s representation that it has available cash resources and financing in an amount sufficient to enable Acquisition Sub to purchase Shares pursuant to the Offer and to consummate the Merger and perform its obligations under the Merger Agreement.

•	Obligation to Seek Regulatory Approvals. The Gateway Board considered the fact that the Merger Agreement provides that each of Acer and Acquisition Sub will promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (“Exon-Florio”), the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger, defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement and execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. The Merger Agreement also provides that each of Acer and Acquisition Sub will use its commercially reasonable efforts to promptly take all actions and steps necessary to obtain any clearance or approval required to be obtained from the Committee on Foreign Investment in the United States (“CFIUS”) in connection with the transactions contemplated by the Merger Agreement, subject to the limitation described below under “Reasons Against the Recommendation — Obligation to Obtain Regulatory Approvals.”

•	Mandatory Extension of Offer. The Gateway Board considered Acquisition Sub’s obligation, in the event that as of a scheduled expiration date all conditions had not been satisfied or waived, to extend the Offer until such conditions were satisfied or waived, up to and including the Walk Away Date.

•	Walk Away Date. The Gateway Board considered that the outside date after which either Acer or Gateway could terminate the Merger Agreement if Shares had not been accepted for purchase in the Offer was December 31, 2007, and that such date would be extended to February 29, 2008, if all of the conditions to the Offer at such time had been satisfied or waived other than regulatory approvals and certain other governmental actions.

•	Terms of Merger Agreement. The Gateway Board considered the terms of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, the termination fee payable by Gateway and the fact that such terms and termination fee are favorable to Gateway’s stockholders.

•	Termination Fee. The Gateway Board considered its discussions with Goldman Sachs that the termination fee of $21.3 million, representing approximately 3% of the equity value of the transaction, that could become payable pursuant to the Merger Agreement under certain circumstances, including if Gateway terminates the Merger Agreement to accept a Superior Proposal or if Acer terminates the Merger Agreement because the Gateway Board changes its recommendation with respect to the Offer or the Merger, was unlikely to be a significant deterrent to competing acquisition offers.

•	Appraisal Rights. The Gateway Board considered the availability of appraisal rights with respect to the Merger for Gateway’s stockholders who properly exercise their rights under Delaware law, which would give Gateway’s stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger.

•	Acer’s Obligation to Fund Purchase of Packard Bell Shares. The Gateway Board considered Acer’s obligation, under the terms of the Merger Agreement, to deposit €35,000,000 into an escrow account and, to the extent necessary, sufficient additional funds to permit Gateway to (and that Gateway will have the right to withdraw funds from the escrow account from time to time in Gateway’s sole discretion to) (i) pay the purchase price for the Packard Bell Shares (including any increase in the purchase price or deposit authorized by Acer), (ii) pay all reasonable and documented out-of-pocket expenses Gateway incurs, or reasonably expects to incur, in connection with the closing of the Packard Bell transaction and Gateway’s taking of any actions pursuant to this covenant in the Merger Agreement, and (iii) fund the working capital requirements of Packard Bell if the closing of the Packard Bell transaction occurs prior to the acceptance by Acquisition Sub of any Shares in the Offer. The Gateway Board also considered that Gateway’s obligations under this covenant are subject to there being at all times sufficient funds in the escrow account to satisfy such obligations, and that Acer has agreed to maintain a minimum balance of $5,000,000 in the escrow account.

•	Acer’s Obligation to Indemnify Gateway With Respect to the Packard Bell Transaction. The Gateway Board considered Acer and Acquisition Sub’s joint and several obligation to indemnify, defend and hold Gateway and its directors, managers, officers, employees and agents harmless, to the maximum extent permitted by law, from any and all liabilities, obligations, claims, contingencies, losses, damages, costs and expenses, including all court costs, litigation expenses and reasonable attorneys’ fees, that such persons may suffer or incur as a result of or relating to the performance of any of Gateway’s obligations with respect to the Packard Bell Shares and the Packard Bell transaction and all actions Gateway and its directors, managers, officers, employees and agents take in connection therewith, so long as Gateway has not breached or failed to perform Gateway’s obligations with respect to the purchase of the Packard Bell Shares in any material respect, which breach or failure to perform is either incurable or, if curable is not cured by Gateway within 20 days after Gateway has received written notice of such breach or failure.

•	Goldman Sachs Opinion. The Gateway Board considered the financial analyses and opinion of Goldman Sachs delivered orally to Gateway’s Gateway Board on August 26, 2007 and subsequently confirmed in writing to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $1.90 per share in cash to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated August 26, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached hereto as Annex A and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of Gateway’s Gateway Board in connection with its consideration of the Offer and the Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. For a further discussion of Goldman Sachs’ opinion, see “Opinion of Gateway’s Financial Advisor” below.

Reasons Against the Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of Gateway’s stockholders, vote their Shares for the approval and adoption of the Merger Agreement and the Merger, the Gateway Board consulted with Gateway’s senior management, legal counsel and financial advisor and considered a number of factors, including the following potentially negative factors:

•	No Stockholder Participation in Future Earnings or Growth. The Gateway Board considered that tendering Shares in the Offer and consummating the Merger would preclude Gateway’s stockholders from having an opportunity to participate in Gateway’s future earnings growth and future profits.

•	Transaction Costs. The Gateway Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and related disruptions to the operation of Gateway’s business.

•	Interim Restrictions on Business. The Gateway Board considered that, under the terms of the Merger Agreement, Gateway has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Gateway will not take a number of actions related to the conduct of its business without the prior written consent of Acer. The Gateway Board further considered that these terms may limit the ability of Gateway to pursue business opportunities that it would otherwise pursue.

•	Effect of Failure to Complete Transactions. The Gateway Board considered the fact that the pending transactions or failure to complete the Offer and the Merger may cause substantial harm to relationships with Gateway’s employees, suppliers and customers, and may divert management and employee attention away from the day-to-day operation of Gateway’s business.

•	Taxable Consideration. The Gateway Board considered the fact that the all cash Offer Price and Merger consideration would be taxable to Gateway’s stockholders for U.S. federal income tax purposes.

•	Interests of Management. The Gateway Board considered the fact that some of Gateway’s executives, including the Chief Executive Officer, who is a member of the Gateway Board, may have interests in the Offer and the Merger that are different from, or in addition to, those of Gateway’s common stockholders, as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares and options to purchase Shares as referenced in Item 3 of this Statement.

•	Required Regulatory Approvals. The Gateway Board considered the fact that regulatory approvals and third party consents are required to consummate the Offer and the prospects for receiving any such approvals and consents, if necessary. In particular, the waiting periods must have expired or terminated under the HSR Act and the Canadian Competition Act and the review period under the Fair Trade Act of 2002 of the Republic of China and, because Acer is a non-U.S. company, the period of time for any applicable review process by the Committee on Foreign Investment in the United States under Exon-Florio (including, if applicable, any investigation commenced thereunder) must have expired.

•	Obligation to Obtain Regulatory Approvals. The Gateway Board considered the fact that, despite the obligation of Acer and Acquisition Sub described above to use commercially reasonable best efforts with respect to obtaining certain regulatory approvals, under the terms of the Merger Agreement, none of Acer or any of its subsidiaries, Acquisition Sub or the Surviving Corporation would be required to take or refrain from taking any action, or agree to a mitigation agreement with the United States Government that would, (A) restrict, prohibit or limit the ownership or operation by Acer or Acquisition Sub or their subsidiaries of all or any material portion of Gateway’s business or assets or any of their respective subsidiaries or compel Acer or Acquisition Sub or any of their respective subsidiaries to dispose of or hold separately all or any material portion of the business or assets of Acer or Acquisition Sub or Gateway or any of their respective subsidiaries, or impose any material limitation, restriction or prohibition on the ability of Acer or Gateway or their subsidiaries to conduct its business or own such assets, (B) impose material limitations on the ability of Acer or Acquisition Sub or their subsidiaries to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Acquisition Sub or Acer or their subsidiaries pursuant to the Offer on all matters properly presented to Gateway’s stockholders, or (C) require divestiture by Acer or Acquisition Sub or their subsidiaries of any Shares.

•	Obligation to Purchase Packard Bell Shares. The Gateway Board considered that, under the terms of the Merger Agreement, Gateway is obligated to use its commercially reasonable best efforts to acquire the Packard Bell Shares pursuant to the terms and conditions set forth in its right of first refusal pursuant to its letter agreement with Mr. Hui, including filing and defending any litigation or disputes related to the Packard Bell Transaction or any actions taken by Gateway in accordance with this covenant of the Merger Agreement. In particular, the Gateway Board considered the fact that the acquisition of Packard Bell was not part of Gateway’s existing business plan and the fact that given the substantial financial resources required for the Packard Bell transaction Gateway did not have the financial or management resources to exercise the right of first refusal for the Packard Bell Shares absent third party funding.

•	Obligation to Transfer Packard Bell Shares to Acer. The Gateway Board also considered the fact that under the Merger Agreement Gateway is required to transfer the Packard Bell Shares to Acer in certain circumstances even if Acer’s acquisition of Gateway is not consummated, including in the event of a termination of the Merger Agreement because of Acer’s breach (other than Acer’s failure to accept for payment and pay for Shares validly tendered and not properly withdrawn in the Offer or failure to make the required deposits into the escrow account).

•	Limitations on Ability to Respond to Certain Unsolicited Takeover Proposals. The Gateway Board considered the fact that the Merger Agreement prohibited Gateway and its subsidiaries and representatives from, directly or indirectly, taking certain actions with respect to Takeover Proposals, including (i) soliciting, initiating or knowingly encouraging or facilitating any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to a Takeover Proposal, (ii) entering into or participating in any discussions or negotiations regarding any Takeover Proposal, furnishing to any third party any information (whether orally or in writing) in connection with, or in furtherance, of any Takeover Proposal, (iii) failing to make, withdrawing or modifying in a manner adverse to Acer or publicly proposing to withdraw or modify in a manner adverse to Acer its recommendation with respect to the Offer or the Merger (it being understood that taking a neutral position or no position with respect to any Takeover Proposal shall be considered an adverse modification), or (iv) recommending, adopting or approving, or publicly proposing to recommend, adopt or approve, a Takeover Proposal, or taking any action or making any statement inconsistent with its recommendation with respect to the Offer or the Merger.

The Gateway Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the members of the Gateway Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Gateway Board may have given different weight to different factors.

(c) Intent to Tender

Each director and certain executive officers, pursuant to his or her Tender and Support Agreement, is required to tender all Shares beneficially owned by him or her in the Offer, and Avalon, pursuant to its Tender and Support

Agreement, is required to tender all Shares directly owned by it in the Offer, in each case, subject to the terms and conditions of such Tender and Support Agreement. In addition, Gateway has been advised that each of its executive officers currently intends to tender all of the Shares beneficially owned by him or her in the Offer.

(d) Opinion of Gateway’s Financial Advisor

Goldman Sachs rendered its opinion to Gateway’s Board of Directors that, as of August 26, 2007 and based upon and subject to the factors and assumptions set forth therein, the $1.90 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August, 26, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of Gateway’s Board of Directors in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Gateway for the five fiscal years ended December 31, 2006;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q, of Gateway;

•	certain other communications from Gateway to its stockholders;

•	certain publicly available research analyst reports for Gateway; and

•	the Forecasts (as defined in Item 8(i) of this Statement).

Goldman Sachs also held discussions with members of the senior management of Gateway regarding their assessment of the past and current business operations, financial condition, liquidity and related financing alternatives and future prospects of Gateway. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Gateway with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the personal computer sector and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with Gateway’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Gateway, and that such Forecasts will be realized in the amounts and time periods contemplated thereby. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Gateway or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of Gateway to engage in the transactions contemplated by the Merger Agreement, or the relative merits of such transactions as compared to any strategic alternatives that may be available to Gateway. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of Gateway in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 24, 2007, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices and volumes for Gateway’s common stock for the three-year, one-year, 6-month and 3-month periods ending August 24, 2007. In addition, Goldman Sachs analyzed the consideration to be received for the Shares pursuant to the Merger Agreement in relation to the closing prices of Gateway’s common stock on August 8, 2007 (the date Acer initially made a private offer for the acquisition of Gateway), August 15, 2007 (the date of Acer’s revised private offer for the acquisition of Gateway) and August 24, 2007 (the last full trading day before the announcement of the execution of the Merger Agreement). Goldman Sachs also analyzed the consideration to be received for the Shares in relation to the average market prices over the 7-day, 14-day, 30-day, 60-day, 90-day, 180-day and one-year periods ending August 15, 2007.

This analysis indicated that the $1.90 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement represented:

•	a premium of 57.0% based on the closing market price of $1.21 per share on August 24, 2007;

•	a premium of 58.3% based on the closing market price of $1.20 per share on August 15, 2007;

•	a premium of 66.7% based on the closing market price of $1.14 per share on August 8, 2007;

•	a premium of 55.7% based on the average market price of $1.22 per share for the 7-day period ended August 15, 2007;

•	a premium of 53.0% based on the average market price of $1.24 per share for the 14-day period ended August 15, 2007;

•	a premium of 34.5% based on the average market price of $1.41 per share for the 30-day period ended August 15, 2007;

•	a premium of 24.1% based on the average market price of $1.53 per share for the 60-day period ended August 15, 2007;

•	a premium of 18.8% based on the average market price of $1.60 per share for the 90-day period ended August 15, 2007;

•	a premium of 1.4% based on the average market price of $1.87 per share for the 180-day period ended August 15, 2007; and

•	a premium of 1.0% based on the average market price of $1.88 per share for the one-year period ended August 15, 2007.

Selected Companies Analysis.  Goldman Sachs calculated and compared the ratios of (i) enterprise value to the estimated calendar years 2007 and 2008 revenue; (ii) enterprise value to the estimated calendar years 2007 and 2008 earnings before interest, taxes, depreciation and amortization (“EBITDA”); and (iii) price per share to the estimated calendar years 2007 and 2008 earnings per share for Gateway with certain selected publicly traded corporations in the personal computer industry. The ratios were calculated based on the Forecasts (with respect to Gateway), financial data as of August 24, 2007, information obtained from SEC filings and estimates provided by the Institutional Brokers’ Estimate System (a data service that compiles estimates issued by securities analysts)

(“IBES”) for the selected companies and Gateway and based on the closing share prices as of August 24, 2007. The list of the selected companies is as follows:

Selected PC Companies	Other Diversified PC Companies

• Acer Inc. • AsusTek Computer Inc. • Lenovo Group Ltd.	• Apple Inc. • Dell Inc. • Hewlett Packard Company

Although none of the selected companies is directly comparable to Gateway, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain results, product profile and operations of Gateway. The results of these analyses are summarized as follows:

	Estimated 2007		Estimated 2008		Estimated 2007		Estimated 2008
	Enterprise		Enterprise		Enterprise		Enterprise		Estimated 2007		Estimated 2008
	Value/Revenue		Value/Revenue		Value/EBTIDA		Value/EBTIDA		Price/Earnings		Price/Earnings
	Multiples		Multiples		Multiples		Multiples		Multiples		Multiples
	Aug. 24,		Aug. 24,		Aug. 24,		Aug. 24,		Aug. 24,		Aug. 24,
Selected Company	2007		2007		2007		2007		2007		2007

Selected PC Companies*
Acer	0.27	x	0.22	x	11.0	x	8.7	x	12.4	x	12.7	x
AstuTek	0.39	x	0.35	x	8.4	x	7.0	x	11.7	x	10.3	x
Lenovo	0.24	x	0.23	x	6.6	x	6.2	x	15.8	x	14.8	x
Mean	0.30	x	0.26	x	8.7	x	7.3	x	13.3	x	12.6	x
Median	0.27	x	0.23	x	8.4	x	7.0	x	12.4	x	12.7	x
Other Diversified PC Companies*
Apple	4.36	x	3.55	x	22.7	x	18.5	x	34.8	x	29.2	x
Dell	0.89	x	0.84	x	12.6	x	11.0	x	20.9	x	17.6	x
Hewlett Packard	1.25	x	1.19	x	10.7	x	10.0	x	16.4	x	14.4	x
Mean	2.17	x	10.5	x	15.3	x	13.2	x	24.1	x	20.4	x
Median	1.25	x	1.19	x	12.6	x	11.0	x	20.9	x	17.6	x
Company Management Forecasts
Gateway — including Microsoft settlement payments**	0.14	x	0.15	x	8.9	x	3.9	x	29.9	x	6.8	x
Gateway — excluding Microsoft settlement payments**	0.13	x	0.14	x	21.1	x	5.0	x	Not Meaningful		10.5	x

*	All projected sales and EPS estimates have been calendarized. Projected sales and EPS per IBES median estimates. Equity Market Cap based on diluted shares outstanding.

**	Based on Forecasts. Assumes sale of Gateway Pro Partners LLC in August 2007. Microsoft settlement payment includes approximately $34.5 million in each of calendar year 2007 and 2008 pursuant to a settlement agreement.

Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future per Share price, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s (1) estimated future revenue and its assumed future enterprise value to revenue multiple and (2) estimated future earnings and its assumed future price to earnings per share multiple. For this analysis, Goldman Sachs used the Forecasts (assuming the sale of Gateway Pro Partners LLC (“Pro”) and the receipt by Gateway of $80 million in financing on assumed terms provided by Gateway’s management (the “Financing”)) for each of the calendar years 2008 to 2010.

Goldman Sachs first calculated the implied Share values as of August 24 for each of the calendar years 2008, 2009 and 2010, by applying enterprise value to one-year forward revenue multiples of 0.12 x to 0.22x to estimated revenue estimates for each of the fiscal years 2008, 2009 and 2010, discounting the 2009 and 2010 enterprise values back one year and two years, respectively, and using a discount rate of 14% and subtracting Gateway’s estimated net debt. This analysis resulted in a range of implied Share values of $0.85 to $1.62 per Share.

Goldman Sachs then calculated the implied values per Share as of August 24 for each of the calendar years 2008, 2009 and 2010, by applying price to one-year forward earnings per share multiples of 10.5x to 13.5x to earnings per Share estimates for each of the calendar years 2008, 2009 and 2010, and then discounting the 2009 and 2010 values back one year and two years, respectively, using a discount rate of 15.1%. This analysis resulted in a range of implied present values of $1.29 to $1.79 per Share. Goldman Sachs also performed a sensitivity analysis to illustrate the effect of assuming that expected limitations on Gateway’s use of tax net operating losses did not become operative in 2009, which resulted in a range of illustrative implied Share values of $1.57 to $2.01.

Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per Share based on the Forecasts (assuming the sale of Pro and the receipt by Gateway of the Financing). All cash flows were discounted to August 24, 2007, and terminal values were based upon perpetuity growth rates for cash flows for fiscal years 2013 and beyond. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 12.0% to 15.0% to the projected cash flows of Gateway for calendar years 2008 to 2012. Goldman Sachs also applied perpetuity growth rates ranging from 2.5% to 4.5%. This analysis resulted in a range of implied present values of $1.43 to $2.18 per Share.

Using the Forecasts (assuming the sale of Pro and the receipt by Gateway of the Financing) and a discount rate of 14% and perpetuity growth rate of 3.5%, Goldman Sachs performed an illustrative sensitivity analysis to determine a range of implied present values per Share based on a range of revenue growth rates and earnings before interest and tax (“EBIT”) margins. In performing the illustrative cash flow sensitivity analysis, Goldman Sachs applied varied forecasted revenue growth rates by (4.0)% to 4.0% annually over the forecast period for calendar years 2008 to 2013 and EBIT margins by (0.50)% to 0.50% annually over the forecast period for calendar years 2008 to 2013. This analysis resulted in a range of implied present values of $1.27 to $2.09 per Share.

Premiums Paid Analysis.  Goldman Sachs reviewed transactions with values between $500 million and $2 billion in the technology sector in the United States since January 2002 to calculate the implied premium paid per share for public target companies in such transactions relative to the closing price of the stock of the company one week before announcement of the transaction. The following table sets forth the results of this analysis:

Premium Range 1		Percentage of	Cumulative
Week Prior to	Number of	Transactions within	Percentage of
Announcement	Transactions	Premium Range	Transactions

0-10%	16	21.3%	21.3%
11-20%	16	21.3%	42.67%
21-30%	19	25.3%	68.0%
31-40%	12	16.0%	84.0%
41-50%	2	2.7%	86.7%
51-60%	6	8.0%	94.7%
61-70%	3	4.0%	98.7%
>70%	1	1.3%	100.0%

This analysis indicated a median premium of 25.3% in the selected transactions. Goldman Sachs noted that $1.90 per Share represented a premium of 66.7% to Gateway’s closing Share price on August 8, 2007 (the date Acer initially made a private offer for the acquisition of Gateway).

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Gateway or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to Gateway’s Board of Directors as to the fairness from a financial point of view to the holders of the outstanding Shares of the $1.90 per Share in cash to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Gateway, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The price to be paid in the Offer and the Merger was determined through arms’-length negotiations between Gateway and Acer and was unanimously approved by Gateway’s Board of Directors. Goldman Sachs provided advice to Gateway during certain of these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Gateway or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Goldman Sachs’ opinion to Gateway’s Board of Directors was one of many factors taken into consideration by Gateway’s Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A hereto.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Gateway, Acer and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Gateway in connection with, and has participated in certain of the negotiations leading to, the Offer and the Merger. In addition, Goldman Sachs has provided certain investment banking and other financial services to Gateway and its affiliates from time to time, including having acted as joint lead manager in connection with the offering of Gateway’s 1.5% Convertible Senior Notes due December 2009 (aggregate principal amount $150,000,000) and 2.0% Convertible Senior Notes due December 2011 (aggregate principal amount $150,000,000) in December 2004, and as financial advisor to Gateway in connection with its acquisition of eMachines, Inc. in March 2004. Goldman Sachs also may provide investment banking and other financial services to Gateway, Acer and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Gateway Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated September 8, 2006, Gateway engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, Gateway has agreed to pay Goldman Sachs a fee of 1% of the aggregate consideration, all of which is payable upon consummation of the Offer. In addition, Gateway has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither Gateway nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Gateway concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by Gateway or, to the knowledge of Gateway, any current executive officer, director, affiliate or subsidiary of Gateway, other than compensation of directors in the ordinary course of business in connection with Gateway’s benefit plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement (including with respect to the expected sale of Pro and Gateway’s obligations with respect to the Packard Bell transaction), Gateway is not engaged in any negotiation in response to the Offer which relates to (a) a tender offer or other acquisition of Gateway’s securities by Gateway, any subsidiary of Gateway or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Gateway or any subsidiary of Gateway, (c) any purchase, sale or transfer of a material amount of assets by Gateway or any subsidiary of Gateway or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Gateway. Except as set forth above, there are no transactions, resolutions of the Gateway Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a)	Section 203 of the Delaware Business Combination Statute.

As a Delaware corporation, Gateway is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Gateway Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(b)	Appraisal Rights.

The holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares that did not tender their Shares in the Offer and did not vote in favor of the Merger or consent to the Merger in writing, that comply with the applicable statutory procedures under Section 262 of the DGCL (the “Appraisal Provisions”) and that satisfy the requirements in the Appraisal Provisions with respect to holding their Shares, are entitled to demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the Appraisal Provisions will be entitled to demand fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of the Shares could be based upon factors other than or in addition to the price per Share paid in the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, Gateway may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the

Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Gateway a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

(c)	Rights Agreement Amendment.

Gateway has represented in the Merger Agreement that it has amended the Rights Agreement prior to the execution of the Merger Agreement so that (i) neither Acer nor Acquisition Sub are considered an “Acquiring Person” for purposes of the Rights Agreement and (ii) no “Distribution Date” or “Stock Acquisition Date” or “Triggering Event” (as such terms are defined in the Rights Agreement) will occur as a result of the execution, delivery, or performance of the Merger Agreement or the consummation of the transactions contemplated therein. As a result of such amendments, the Rights will not separate from the Shares and will not become exercisable as a result of the execution, delivery or performance of the Merger Agreement or the consummation of the transactions as contemplated thereby.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to the First Amendment to Rights Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

(d)	Regulatory Approvals.

HSR Act.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for an all cash tender offer is 15 days from the date the acquiring party makes its filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Acer pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Acer or Gateway. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. While Gateway believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Acer and Gateway made their FTC pre-merger notifications filings on August 31, 2007. As such, this initial waiting period will expire on September 17, 2007.

(e)	Foreign Antitrust Approvals.

The Offer will also trigger antitrust notifications in the following jurisdictions:

(i)	Canada under the Federal Competition Act (the Act),

(ii)	Taiwan under the Fair Trade Law of 1991 (FTL), as amended,

(iii)	China under the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign Investors effective as of September 6, 2006,

(iv)	Germany under the Act against Restraints of Competition of 1958 (Gesetz Wettbewerbsbeschränkungen — ARC) as amended, and

(v)	Mexico under the Federal Law on Economic Competition (FLEC), as amended.

Canada.  The transaction is a “notifiable transaction” for purposes of Part IX of the Competition Act, and it may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the transaction, together with certain prescribed information, has been provided to the Commissioner of Competition. The waiting period is from 2 weeks to 6 weeks from the time a complete notification is provided to the Commissioner depending upon whether a short-form or long-form filing has been made. Alternatively, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate, which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Competition Tribunal includes, in the case of a proposed transaction, prohibiting its completion. Acer and Gateway intend to file short-form notifications with the Commissioner, and Acer intends to request that the Commissioner issue an advance ruling certificate, in respect of the Offer and the Merger as soon as practicable following commencement of the Offer. It is a condition of the Offer that the required waiting period shall have expired or been earlier terminated or the Commissioner shall have issued an advance ruling certificate or an appropriate “no-action” letter.

Republic of China (Taiwan).  A combination filing must be made with and prior approval of the Fair Trade Commission of Taiwan must be obtained before the transaction may be completed under the provisions of the Fair Trade Act of 2002. Once a complete application is made, the Fair Trade Commission has 30 working days in which to affirmatively reject the application or request an extension of its review period. The Commission may shorten the waiting period by accepting the transaction or rejecting it, or extend the review period. It is a condition to the Offer that the review period of the Fair Trade Act of 2002 shall have expired or otherwise been terminated prior to the Expiration Date.

The People’s Republic of China.  In connection with the transaction a filing must be made with the MOFCOM (Ministry of Commerce) and the SAIC (State Administration of Industry and Commerce) pursuant to the Rules on Mergers with and Acquisitions of Domestic Entreprises by Foreign Investors effective as of September 6, 2006. The initial statutory review period is 30 working days from receipt of a complete notification by MOFCOM and SAIC. It is not a condition to the Offer that the review period of the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign investors shall have expired or otherwise been terminated prior to the Expiration Date.

Germany.  In connection with the transaction a filing must be made with the Federal Cartel Office pursuant to the Act against Restraints of Competition of 1958 (Gesetz Wettbewerbsbeschränkungen — ARC) as amended. The initial statutory Phase I review period is one month from receipt of a complete notification. It is not a condition to the Offer that the review period of the ARC shall have expired or otherwise been terminated prior to the Expiration Date.

Mexico.  In connection with the transaction a filing must be made with the Commission pursuant to the Federal Law on Economic Competition (FLEC), as amended. The initial statutory review period can range between 15-35 working days is up to from receipt of a complete notification depending on whether the filing is made under the fast track procedure or the general procedure. It is not a condition to the Offer that the review period of the FLEC shall have expired or otherwise been terminated prior to the Expiration Date.

There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

(e)	Exon Florio; CFIUS.

Exon-Florio empowers the President of the United States to prohibit or suspend an acquisition of or investment in a U.S. company by a “foreign person” if the President, after investigation, finds credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security. By a 1988 executive order, the President delegated to CFIUS the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

A party or parties to a transaction may, but are not required to, submit a voluntary notice of the transaction to CFIUS. CFIUS also has the power to initiate reviews in the absence of a voluntary notification. CFIUS has 30 calendar days from the date it accepts the submission to review the transaction and decide whether to initiate a formal investigation. If CFIUS declines to investigate, it sends a “no investigation” letter, and the review process is complete. If CFIUS decides to investigate, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction.

Acer and Gateway submitted a draft notice on August 30, 2007 and intend to submit on or about September 4, 2007, a joint notice of the proposed transaction to CFIUS, in accordance with the regulations implementing Exon-Florio. Although Acer and Acquisition Sub do not believe an investigation of, or recommendation to block, the Offer or the Merger by CFIUS is warranted under the standards of Exon-Florio, CFIUS and the President of the United States have considerable discretion under Exon-Florio to conduct investigations, block transactions and request that the parties to any transaction submit to a mitigation agreement for the transaction to proceed. The Exon-Florio Condition must be satisfied or waiver prior to Acquisition Sub’s acceptance for payment of Shares tendered pursuant to the Offer.

(f)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, Gateway irrevocably granted to Acquisition Sub an option (the “Top-Up Option”), exercisable for so long as the Merger Agreement has not been terminated, to purchase from Gateway at a price per share equal to the Offer Price, that number of authorized and unissued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Acer or Acquisition Sub at the time of such exercise, shall constitute one share more than 90% of the then outstanding Shares (taking into account the issuance of the Top-Up Option Shares); provided that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of Gateway’s then authorized and unissued Shares (giving effect to Shares reserved for issuance under Gateway Stock Plans and for conversion of Gateway’s convertible notes as if such shares were outstanding) or if any Legal Requirement shall prohibit, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any Governmental Entity in connection with the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares pursuant to the Top-Up Option in respect of such exercise, which action, consent, approval, authorization or permit, action, filing or notification has not theretofore been obtained or made, as applicable (other than notice filings that may be required under federal or state securities laws). The aggregate purchase price for the Top-Up Option Shares purchased by Acquisition Sub pursuant to the Top-Up Option shall be paid by the Acquisition Sub or Acer, either (i) entirely in cash or, at its election, (ii) by a combination of cash in an amount equal to not less than the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid, in whole or in part, without premium or penalty. Notwithstanding the foregoing sentence, the terms and provisions of the promissory note shall be such that the promissory note can be sold to an unrelated third party without a discount.

Acquisition Sub may exercise the Top-Up Option, in whole or in part, at any one time within the 10 business day period after the first time that Acquisition Sub purchases and pays for Shares in the Offer or, if a subsequent offering period is made available, during the 10 business day period following the expiration date of the subsequent offering period and prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the

Merger Agreement, and, in each case, only if at such time of exercise Acer and Acquisition Sub collectively shall own Shares constituting at least one share less than 90% of the then outstanding Shares.

In the event that Acquisition Sub wishes to exercise the Top-Up Option, Acer shall send to Gateway a written notice (the “Top-Up Notice”) specifying (i) the number of Top-Up Option Shares, (ii) the aggregate purchase price therefor, (iii) the manner in which Acer or Acquisition Sub intends to pay the applicable exercise price, and (iv) the place, time and date for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Closing”). If, as of the Top-Up Closing, Acer and Acquisition Sub would collectively own Shares constituting 90% or more of the then outstanding Shares, the Top-Up Notice also shall include an undertaking signed by Acer and Acquisition Sub that, as promptly as practicable following such exercise of the Top-Up Option, Acquisition Sub intends to (and Acquisition Sub shall, and Acer shall cause Acquisition Sub to, as promptly as practicable after such exercise) consummate the Merger in accordance with Section 253 of the DGCL. At the closing of the purchase of the Top-Up Shares, Acer and Acquisition Sub shall cause to be delivered to Gateway the consideration required to be delivered in exchange for the Top-Up Option Shares, and Gateway shall cause to be issued to Acer and Acquisition Sub (as the case may be) a certificate representing the Top-Up Option Shares or shall cause such Top-Up Option Shares to be created by book-entry transfer to Acquisition Sub.

Acer and Acquisition Sub acknowledge that Shares that Acquisition Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Acquisition Sub is, and will be, upon the purchase of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Acquisition Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Acquisition Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f)	Short-form Merger.

Under Section 253 of the DGCL, if Acquisition Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Acquisition Sub will be able to effect the Merger after consummation of the Offer as a short-form merger under Delaware law without any further action by Gateway’s stockholders. If Acquisition Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger; however, if Acquisition Sub acquires pursuant to the Offer or otherwise at least a majority of the outstanding Shares, Acquisition Sub will be able to approve the Merger without any vote of any other Gateway stockholder. See “Top-Up Option” above.

(g)	Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Acquisition Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Gateway Board, other than at a meeting of Gateway’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(h)	Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

For additional information regarding the business and financial results of Gateway, please see the following documents that have been filed by Gateway with the SEC, each of which is incorporated herein by reference:

•	Gateway’s Annual Report on Form 10-K for the year ended December 31, 2006,

•	Gateway’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, and

•	Gateway’s Current Reports on Form 8-K filed with the SEC since January 1, 2007 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(i) Internal Financial Forecasts.

Gateway does not as a matter of course make public projections as to future performance, earnings or other results. However, Gateway provided certain internal financial analyses and forecasts prepared by Gateway management regarding Gateway’s anticipated future operations for the 2008, 2009 and 2010 fiscal years to the Gateway Board, to Goldman Sachs in connection with the rendering of its fairness opinion and its preparation of the underlying financial analyses and to Acer in connection with its due diligence review of Gateway. The Internal Financial Forecasts consisted of (i) base case forecasts (the “Forecasts”) that assumed a sale of Gateway’s Professional (“Pro”) business, (ii) downside case forecasts (the “Downside Case Forecasts”) that assumed a shutdown of Gateway’s Pro business, and (iii) aggressive case forecasts (the “Aggressive Case Forecasts” and, collectively with the Forecasts and the Downside Case Forecasts, the “Internal Financial Forecasts”) that assumed a sale of Gateway’s Pro business. A summary of the Internal Financial Forecasts is set forth below.

Except as described below, the Internal Financial Forecasts do not reflect any of the effects of the transaction contemplated by the Offer or the Merger, the Packard Bell Transaction, or any other changes that may in the future affect Gateway or its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing. The Internal Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Gateway’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Internal Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. The summary of the Internal Financial Forecasts is not being included in this Statement to influence your decision whether to tender your shares pursuant to the Offer, but because the Internal Financial Forecasts were made available by Gateway to Acer and to Goldman Sachs.

The Forecasts and the Aggressive Case Forecasts are based on the assumption that Gateway completed the sale of its Pro business in the third quarter of 2007. The Aggressive Case Forecasts assume higher, aggressive growth rates for Gateway’s consumer business in 2008 through 2010, which significantly exceed Gateway’s expected growth rates for 2007. Gateway’s management does not believe that the Aggressive Case Forecasts are likely to be achieved by Gateway on a standalone basis, but that they could be achievable if Gateway were acquired in an acquisition involving significant cost and revenue synergies. For purposes of rendering its fairness opinion and performing the underlying financial analyses, based on guidance of management of Gateway, Goldman Sachs utilized the Forecasts. The Downside Case Forecasts assume that Gateway’s Pro business is instead shutdown and liquidated and therefore reflect the higher restructuring costs associated with this scenario. The Downside Case Forecasts are intended to illustrate the potential costs to Gateway associated with not consummating a sale of the Pro business or with a sale of the Pro business that involved significantly greater transaction and transition costs than assumed in the Forecasts. Furthermore, the Internal Financial Forecasts make numerous other assumptions, many of which are beyond the control of Gateway and may prove not to have been, or may no longer be, accurate. These assumptions include the timing and extent of restructuring costs associated with the Pro business, that Gateway’s net operating losses would be limited within two years, and that Gateway would complete $80 million in convertible financing on assumed terms, which would dilute future earnings per share, in order to finance restructuring costs associated with the sale of the Pro Business, provide working capital to grow Gateway’s consumer business and strengthen Gateway’s balance sheet and cash position. Additionally, the Internal Financial Forecasts do not reflect revised prospects for Gateway’s business, changes in expected general business and economic conditions, changes in Gateway’s course of action in response to changes in expected general business and economic conditions, changes in generally accepted accounting principles during the periods covered by the Internal Financial Forecasts or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Internal Financial Forecasts were prepared. Accordingly, the Internal Financial Forecasts are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth above, and should not be regarded as a representation that they will be achieved.

Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, shifting Gateway’s distribution model to third-party retail; costs incurred in or risks associated with the sale and transition of Gateway’s Pro business to a buyer; increasing competitive factors and pricing pressures in the retail consumer business, including the impact of aggressive pricing cuts by larger competitors; general conditions in the personal computing industry, including changes in overall demand and average selling prices, shifts from desktops to mobile computing products and information appliances and the impact of new microprocessors and operating software; the ability to simplify Gateway’s business, change Gateway’s distribution model and restructure its operations and cost structure; component supply shortages; short product cycles or delays in introducing new products; the ability to access new technology; infrastructure requirements; risks of international business; foreign currency fluctuations; risks related to financing customer orders; changes in accounting rules; the impact of litigation and government regulation generally; inventory risks due to shifts in market demand; the impact of employee reductions and management changes and additions; and general economic conditions, and other risks described from time to time in Gateway’s SEC periodic reports and filings. In addition, the Internal Financial Forecasts may be affected by Gateway’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Gateway’s control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Statement should not be regarded as an indication that any of Gateway or its affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be predictive of actual future events, and the Internal Financial Forecasts should not be relied upon as such. None of Gateway or its affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date such Internal Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Internal Financial Forecasts are shown to be in error. Gateway does not intend to make publicly available any update or other revisions to the Internal Financial Forecasts. None of Gateway or its affiliates, advisors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Gateway compared to the information contained in the Internal Financial Forecasts or that forecasted results will be achieved. Gateway has made no representation to Acer, in the Merger Agreement or otherwise, or to Goldman Sachs concerning the Internal Financial Forecasts.

The Internal Financial Forecasts should be read together with the historical financial statements of Gateway, which may be obtained from Gateway’s periodic reports filed with the SEC, and in light of the above mentioned assumptions and uncertainties.

	Forecast Year Ended December 31,
	Forecasts			Downside Case Forecasts			Aggressive Case Forecasts
	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(dollars in millions)

Revenue	$3,286	$3,679	$4,142	$3,286	$3,679	$4,142	$3,556	$4,106	$4,773
Operating Income	$80-82	$85-87	$106-108	$73-75	$75-77	$100-102	$98-100	$107-109	$136-139

The operating incomes for the Forecasts, based on the assumptions of the Internal Financial Forecasts, including those assumptions described above, and excluding the nonrecurring costs of the Pro restructuring, equated to earnings per share of approximately $0.18, $0.15, and $0.18 for 2008, 2009 and 2010, respectively. In the Forecasts, revenue growth was further forecast to moderate from 12.6% in 2010 to 7% in 2013, while operating margins were forecast to remain constant at 2.6%, the rate assumed in the Forecasts for 2010.

THE INTERNAL FINANCIAL FORECASTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS OF GATEWAY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE INTERNAL FINANCIAL FORECASTS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND GATEWAY’S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE INTERNAL FINANCIAL FORECASTS. GATEWAY DOES NOT INTEND TO UPDATE OR REVISE THE INTERNAL FINANCIAL FORECASTS.

(j)	Certain Litigation.

On August 27, 2007, two purported stockholder class action lawsuits related to the Offer and the Merger were filed in the Superior Court of the State of California, County of Orange, James Leroy Boso v. Gateway, Inc., et al. (Case No. 07CC01354) and William Gosland v. Gateway, Inc., et al. (Case No. 07CC01355). Each of the suits named us, each of Gateway’s directors and 25 unspecified “Does” as defendants. The Gosland lawsuit also named as defendant Acer. Each of the two lawsuits allege, among other things, that Gateway’s directors breached their fiduciary duties to stockholders by approving the Merger Agreement and claims that the price per share fixed by the Merger Agreement is inadequate and unfair. In addition, the Gosland lawsuit alleges that Gateway and Acer aided and abetted such alleged breach of fiduciary duty by Gateway’s directors.

On or about August 30, 2007, an amended complaint was filed in the Superior Court of the State of California, County of Orange, in Rattner v. Snyder et al. (Case No. 06CC09700). The amended complaint supplements derivative claims first filed on September 6, 2006, alleging that certain of Gateway’s directors breached their fiduciary duties in connection with the Gateway’s September 1, 2006 announcement rejecting an earlier offer by shareholder Lap Shun (John) Hui to acquire Gateway’s retail operations for approximately $450 million. By the amendment, Rattner supplements those allegations, and seeks to add direct shareholder claims alleging, among other things, that the director defendants breached their fiduciary duties in approving the Merger Agreement.

Each of the lawsuits seek, among other things, class action status and to enjoin the consummation of the Offer, the Merger and the related transactions. Gateway and Acer intend to vigorously defend the actions. However, there can be no assurance as to the outcome of the litigation. An adverse preliminary or final judgment could have a material adverse effect on the completion of Offer and the Merger.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated September 4, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal dated September 4, 2007 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint press release issued by Gateway and Acer dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gateway with the SEC on August 27, 2007 (File No. 1-14500)).
(a)(5)(B)	Summary Advertisement published in the Wall Street Journal dated September 4, 2007 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).
(a)(5)(C)	Letter to Stockholders of Gateway dated September 4, 2007.
(e)(1)	Agreement and Plan of Merger, dated as of August 27, 2007, among Acer, Acquisition Sub and Gateway (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gateway with the SEC on August 27, 2007 (File No. 1-14500)).
(e)(2)(A)	Gateway, Inc. 2006 Change in Control Compensation Plan, effective as of September 29, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Gateway with the SEC on October 5, 2006 (File No. 1-14500)).
(e)(2)(B)	Employment Offer Letter by and between J. Edward Coleman and Gateway, Inc., dated September 1, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Gateway with the SEC on September 7, 2006 (File No. 1-14500)).
(e)(2)(C)	Gateway, Inc. 2000 Equity Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.18 to Gateway’s Form 10-Q for the quarter ended June 30, 2000 (File No. 0-22784)).
(e)(3)(A)	Form of Tender and Support Agreement (incorporated by reference to Exhibit B to Exhibit (e)(1) hereto).
(e)(3)(B)	Tender and Support Agreement, dated August 27, 2007, among Acer, Acquisition Sub and Avalon Capital Group, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(4)	Non-Disclosure Agreement between Acer and Gateway dated August 3, 2007 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(5)	Exclusivity Agreement, dated as of August 17, 2007, by and between Gateway and Acer (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(6)	First Amendment to Rights Agreement dated August 27, 2007 by and between Gateway and the Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Gateway with the SEC on August 27, 2007 (File No. 1-14500)).
(e)(7)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C, dated August 27, 2007, filed by Gateway).
(e)(8)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C, dated August 27, 2007, filed by Gateway).
(e)(9)	Opinion of Goldman, Sachs & Co. dated September 4, 2007 (included as Annex A to this Statement).
(e)(10)	Information Statement of Gateway dated as of September 4, 2007 (included as Annex B to this Statement).

Annex A Opinion of Goldman, Sachs & Co. dated August 26, 2007.

Annex B Information Statement of Gateway dated as of September 4, 2007.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GATEWAY, INC.

By:	/s/ J. Edward Coleman
Name:  J. Edward Coleman
Title:  Chief Executive Officer

Dated: September 4, 2007

Annex A
Opinion of Goldman, Sachs & Co.

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

August 26, 2007
Board of Directors
Gateway, Inc.
7565 Irvine Center Drive
Irvine, California 92618

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Gateway, Inc. (the “Company”) of the $1.90 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of August 26, 2007 (the “Agreement”), by and among Acer Inc. (“Acer”), Target Acquisition Corp., a wholly owned subsidiary of Acer (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $1.90 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Acer, Acquisition Sub or any other wholly owned subsidiary of Acer) will be converted into the right to receive $1.90 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Acer and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as joint lead manager in connection with the offering of the Company’s 1.5% Convertible Senior Notes due December 2009 (aggregate principal amount $150,000,000) and 2.0% Convertible Senior Notes due December 2011 (aggregate principal amount $150,000,000) in December 2004, and as financial advisor to Gateway in connection with its acquisition of eMachines, Inc. in March 2004. We also may provide investment banking and other financial services to the Company, Acer and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2006;

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certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, liquidity and related financing alternatives and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the personal computer industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities and any contingent, derivative or off-balance-sheet assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $1.90 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

A-2

Annex B
Information Statement pursuant to Section 14(f) of the Exchange Act

GATEWAY, INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about September 4, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Shares”), of Gateway, Inc., a Delaware corporation (“Gateway”).

The Schedule 14D-9 relates to the cash tender offer by Galaxy Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), disclosed in a Tender Offer Statement on Schedule TO dated September 4, 2007 (the “Schedule TO”) and filed with the Securities and Exchange Commission (“SEC”), to purchase for cash all outstanding shares of common stock, $0.01 par value per share, of Gateway, including all associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway and UMB Bank, N.A., at a price of $1.90 per Share, net to the seller in cash, without interest thereon (such price, or any higher price paid pursuant to the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Acquisition Sub to the Board of Directors of Gateway (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2007 (the “Merger Agreement”) by and among Gateway, Acer and Acquisition Sub.

After completion of the Offer, Gateway will be eligible to elect “controlled company” status pursuant to Rule 303A.00 of the New York Stock Exchange, which means that Gateway would be exempt from the requirements that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the Audit Committee) of Gateway’s board of directors. The controlled company exemption does not modify the independence requirements for Gateway’s Audit Committee. Acquisition Sub has informed Gateway that it expects to cause Gateway to elect “controlled company” status following consummation of the Offer.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Acer provided the information in this Information Statement concerning Acer, Acquisition Sub and the Potential Designees (as defined below), and Gateway assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of Gateway. Each Share has one vote. As of August 23, 2007, 373,641,481 Shares were issued and outstanding.

BACKGROUND INFORMATION

On August 27, 2007, Gateway entered into the Merger Agreement with Acer and Acquisition Sub. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, and in accordance with the

Delaware General Corporation Law (the “DGCL”), Acquisition Sub will be merged with and into Gateway (the “Merger”), the separate corporate existence of Acquisition Sub will cease, and Gateway will continue as the surviving corporation (the “Surviving Corporation”).

In the Merger, each Share issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Gateway or owned by Acer, Acquisition Sub, or any wholly owned subsidiary of Acer, all of which will be cancelled, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

DIRECTORS DESIGNATED BY ACER

Right to Designate Directors

The Merger Agreement provides that, if requested by Acer, following the first time Acquisition Sub purchases and pays for any Shares tendered pursuant to the Offer (the “Acceptance Time”) that, considered together with all other Shares (if any) owned by Acer and its affiliates, represent at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer on a “fully diluted basis”, and from time to time thereafter until completion of the Offer, Gateway will take all actions necessary to cause persons designated by Acer to become directors of Gateway so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Board (after giving effect to any increase in the number of directors pursuant to this provision); by (ii) the percentage that the number of Shares purchased by Acquisition Sub pursuant to the Offer (including during any subsequent offering period following the Acceptance Time) bears to the total number of Shares then outstanding. Pursuant to the Merger Agreement, Gateway has agreed to use its reasonable best efforts to secure the resignation of directors or to increase the size of the Board (or both) to the extent necessary to permit Acer’s designees to be elected to the Board. At such time, Gateway will also use its reasonable best efforts to cause individuals designated by Acer to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors of each subsidiary of Gateway (and each committee thereof) that represents the same percentage as such individuals represent on the Board.

Gateway’s obligation pursuant to the Merger Agreement to cause Acer’s designees to be elected or appointed to the Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Merger Agreement provides that Gateway will promptly take all actions, and will include in the Schedule 14D-9 such information with respect to Gateway and its officers and directors as Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require in order to fulfill its obligations under the Merger Agreement. Acer and Acquisition Sub have agreed to supply to Gateway in writing and be solely responsible for any information with respect to themselves and their respective nominees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Information with respect to the Designees

As of the date of this Information Statement, Acer has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of Gateway if so designated. None of the Potential Designees currently is a director of, or holds any position with, Gateway. Acer has informed Gateway that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of Gateway, has a familial relationship with any director or executive officer of Gateway or has been involved in any transactions with Gateway or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Acer has further informed Gateway that, to its knowledge, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which any Potential Designee or any associate of any Potential Designee is a party adverse to Gateway or any of its subsidiaries or has a material interest adverse to Gateway or any of its subsidiaries.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Acer, Inc., 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih, Taipei, Hsien 221, Taiwan, R.O.C. and each Potential Designee is a citizen of the Republic of China.

Cheng-Tang Wang (also known as J.T. Wang)
Mr. J.T. Wang, 53, has been a Director of Acer since March 2002. He has been the Chairman and Chief Executive Officer of Acer since January 2005. Prior to that, Mr. Wang served as the President of Acer from November 2001 to January 2005.

Gianfranco Lanci
Mr. Gianfranco Lanci, 53, has been a Director of Acer since June 2005. He has been President of Acer since January 2004. From May 1997 to December 2003, Mr. Lanci was RO President of Acer EMEA (Europe, Middle East, Africa). Mr. Lanci is an Italian citizen. His business address is Acer Italy s.r.l.,Via Lepetit, 40, 20020 Lainate, Milano, Italy.

Pier Carlo Falotti
Mr. Pier Carlo Falotti, 65, has been a Director of Acer since June 2005. He has been retired since 2000. Prior to that, Mr. Falotti was the President and Chief Executive Officer of AT&T Europe from 1994 to 1996 and Chief Financial Officer of Oracle Corporation from 1996 to 2000. Mr. Falotti is an Italian citizen. His business address is 15 Chemin des Vignes, 1299 Crans, Switzerland.

George Huang
Mr. George Huang, 58, has been Supervisor of Acer since June 2005. He is currently retired. From June 2003 until April 2007, Mr. Huang was Vice Chairman of Taiwan Fixed Networks. From March 2003 to December 2004, he was also Senior Advisor of Acer Group. From August 2001 to March 2003, Mr. Huang was a Partner of Acer. Mr. Huang, before becoming Supervisor, was Director of Acer from March 2002 to June 2005.

Philip Peng
Mr. Philip Peng, 54, has been a Director of Acer since June 2005. He has been President of iD SoftCapital Inc. since January 2005. From August 1998 to December 2004, Mr. Peng was Vice President and Chief Financial Officer of Acer. Mr. Peng’s business address is 7F, No. 122, Dunhua N. Rd., Taipei, Taiwan, R.O.C.

Chen-Jung Shih (also known as Stan Shih)
Mr. Stan Shih, 63, has been a Director of Acer since March 2002. He is a founder of Acer Group. Since January 2005, Mr. Shih has served as Chairman of iD SoftCapital Group. From August 1976 to December 2004, Mr. Shih was Chairman of Acer. Mr. Shih’s business address is 7F, No. 122, Dunhua N. Rd., Taipei, Taiwan, R.O.C.

Jen Zen Wong (also known as Jim Wong)
Mr. Jim Wong, 49, has been a Director of Acer since June 2005. He has been Senior Corporate Vice President of Acer and President of the IT products business group of Acer since October 2001.

Teu-Hua Shih Yeh (also known as Carolyn Yeh)
Ms. Yeh, 60, has been Supervisor of Acer since June 2005. He has been the Chairman of iD SoftCapital Inc. since February 2005. Ms. Yeh was Chief Accounting Officer of Acer from November 2001 to January 2005. Ms. Yeh was also Senior Vice President of Acer from January 2004 to December 2004 and Vice President of Acer from November 1992 to December 2003. Her business address is 7F, No. 122, Dunhua N. Rd., Taipei 10595, Taiwan, R.O.C.

Yen-Liang Yin
Mr. Yen-Liang Yin, 57, has been a Director of Acer since March 2002. He has been the Chief Executive Officer and President of Ruentex Group since 1996. Mr. Yin’s business address is 14F, 308 Bade Road Sec. 2, Taipei, Taiwan, R.O.C.

Chan Haw (also known as Howard Chan)
Mr. Howard Chan, 55 years old, has been Chief Financial Officer of Acer since January 2005. Mr. Chan was a Vice President (Treasury Division) of Acer from December 2001 to December 2004.

Ching-Jen Chang (also known as Calvin Chang)
Mr. Calvin Chang, 50, has been Vice President (Marketing Division of Taiwan Operations Business Group) of Acer since April 2003. From July 2001 to March 2003, Mr. Chang was Director of the Marketing Division of Taiwan Operations Business Group of Acer.

James Chiang
Mr. James Chiang, 52, has been Vice President of Acer and President of the Channel Business Group of Acer since May 2002. From November 2001 to May 2002, Mr. Chiang was Business Group President of the e-Enabling Services Business Group of Acer.

Angelina Hwang
Ms. Angelina Hwang, 50, has been a Vice President (System Integration Service Business Unit / e-Enabling Services Business Group) of Acer since November 2002. From April 1998 to October 2002, Ms. Hwang was President of Vision Tech Inc.

Tai-Yueh Lay (also known as TY Lay)
Mr. TY Lay, 55, has been Vice President of Acer since 2001 and President of Acer’s China Business Group (Acer Computer Shanghai Ltd.) since April 2005. Mr. Lay was also Chief Staff of the Chairman Office of Acer from January 2005 to March 2005 and President of the International Operation of Acer from November 2001 to December 2004.

Jackson Lin
Mr. Jackson Lin, 51, has been Vice President (IT Products Business Group) of Acer since February 2004. Prior to February 2004, he was Vice President (Material Management) of Wistron Inc. from June 2002 to February 2004. From October 2000 to June 2002, Mr. Lin was President of EB Easy (TWN) Corp.

Jafa Lin
Mr. Jafa Lin, 51, has been Vice President (Channel Business Division of Taiwan Operations Business Group) of Acer since April 2003. From May 1997 to March 2003, he was Director of the VAR Business Division of Taiwan Operations Business Group of Acer.

I-Wan Lin (also known as Steve Lin)
Mr. Steve Lin, 53, has been Vice President of Acer and President of Acer Asia Pacific Regional Operation since January 2005. Prior to January 2005, he served as Regional President of the International Operation Department of Acer from November 2001 to December 2004.

Scott Lin
Mr. Scott Lin, 57, has been Vice President of Acer and President of the Taiwan Operations Business Group of Acer from April 2005. From November 2001 to March 2005, Mr. Lin was President of the Greater China Operations Business Group of Acer.

Grace Lung
Ms. Grace Lung, 51, has been Director of Corporate Finance since November 2003. From January 2000 until October 2003, she was Assistant Vice President of the Business Analysis Department of Acer.

YS Shiau (Yu-Hsiang Hsiao)
Mr. YS Shiau, 46, has been Director of HsinChu Branch, Taiwan Operation Business Group of Acer since July 2002. From November 2001 to June 2002, Mr. Shiau was Director of KaoHsiung Branch, Taiwan Operation Business Group of Acer.

Peter Shieh
Mr. Peter Shieh, 48, has been a Vice President of Acer since July 2002. From November 2001 to June 2002, Mr. Shieh served as Vice President (Sales and Marketing Business Unit, e-Enabling Services Business Group) of Acer.

Ben Wan
Mr. Ben Wan, 53, has been President of e-Enabling Services Business Group of Acer since May 2002. From March 1999 to May 2002, Mr. Wan was President of ARC Consultants Ltd.

PH Wu (Pai-Huan Wu)
Mr. PH Wu, 50, has been Director of TaiChung Branch, Taiwan Operation Business Group of Acer since November 2004. From May 2004 to October 2004, Mr. Wu was Vice President of Greater China Business Group Unit of Acer. Prior to that, Mr. Wu was Special Assistant of Greater China Business Group of Acer. From November 2001 to February 2003, he was Assistant Vice President of TaiChung Branch, Taiwan Operation Business Group of Acer.

TC Yang (Tsan-Chen Yang)
Mr. TC Yang, 49, has been Director of KaoHsiung Branch / Taiwan Operation Business Group since September 2003. From May 1998 until August 2003, Mr. Yang was Assistant Vice President of the Greater China Business Unit of Acer.

CURRENT BOARD OF DIRECTORS

Currently, our certificate of incorporation divides the Board into three classes, with all directors elected to three-year terms. Each director serves until the annual meeting of stockholders held during the year in which the director’s term expires and until the director’s successor is duly elected and qualified (or until the director resigns or is removed at an earlier date). The current terms expire for our Class III Directors in 2008, and for our Class I Directors in 2009 and for our Class II Directors in 2010. Pursuant to the proposal adopted by our stockholders at our 2007 annual meeting of stockholders earlier this year, effective December 31, 2007, our certificate of incorporation is to be amended to provide all directors of Gateway would be elected at each annual meeting of stockholders.

CLASS I DIRECTORS

Janet M. Clarke, Director, 54

Ms. Clarke has been the President and founder of Clarke Littlefield LLC, a firm that provides strategic advice to larger companies with an emphasis on marketing technologies, since April 2001.

From September 2002 to June 2003, Ms. Clarke served as Chief Marketing Officer of DealerTrack, Inc. From February 2000 to February 2001, she was an Executive Vice President of Young & Rubicam, Inc. and Chairman and Chief Executive Officer of Knowledge Base Marketing, Inc., a subsidiary of Young & Rubicam. Before that, Ms. Clarke served as Managing Director for Global Database Marketing of Citibank and Senior Vice President of the Information Technology sector for R.R. Donnelley & Sons Company.

Ms. Clarke is a director of the Asbury Automotive Group, ExpressJet Holdings Inc., and eFunds Corporation. Ms. Clarke is also a Charter Trustee of Princeton University, where she earned a B.A. degree. Ms. Clarke has also completed the Advanced Management Program at the Harvard Business School.

Ms. Clarke has been a director of Gateway since May 2005. She chairs the Corporate Governance & Nominating Committee.

Quincy L. Allen, Director, 47

Mr. Allen has been the Corporate Vice President of Xerox Corporation and President of the Xerox Production Systems Group since October 2004.

Since joining Xerox as an electrical engineer in 1982, Mr. Allen has held senior technical and management positions in areas such as supply chain, sales and marketing, and product development. In 1999, he was appointed Vice President, Worldwide Customer Services Strategy. In 2001, Mr. Allen was named Senior Vice President of North American Services and Solutions.

Mr. Allen received a B.S. in electrical engineering from Northeastern University in 1982 and an M.B.A from the University of Rochester in 1993.

Mr. Allen has been a director of Gateway since January 2006. He is a member of the Compensation and Corporate Governance & Nominating Committees.

Douglas L. Lacey, Director, 60

Mr. Lacey is a partner in the accounting firm of Nichols, Rise & Company, LLP and managing partner of its Sioux City, Iowa office. He joined Nichols, Rise & Company, LLP in 1973.

Mr. Lacey received a B.A. degree from Briar Cliff University in 1973.

Mr. Lacey has been a director of Gateway since 1989. He chairs the Audit Committee.

CLASS II DIRECTORS

J. Edward Coleman, Director and Chief Executive Officer, 55

Mr. Coleman is the Chief Executive Officer of Gateway, a position he has held since September 2006.

Before joining Gateway, Mr. Coleman served as Senior Vice President and President, Enterprise Computing Solutions, for Arrow Electronics, Inc., a major global provider of products, services and solutions to industrial and commercial users of electronic components and computer products.

Previously, Mr. Coleman was Chairman, President and Chief Executive Officer of CompuCom Systems, Inc., a $1.4 billion IT services and solutions provider headquartered in Dallas, Texas. He led CompuCom as Chief Executive Officer from December 1999 until November 2004 and as Chairman from 2001 to 2004.

Prior to joining CompuCom, Mr. Coleman served in various leadership roles at Computer Sciences Corporation, IBM and New Jersey-based integrator MTS.

He earned a bachelor’s degree in economics from the College of William and Mary, and holds a master’s degree in business administration/marketing from Indiana University. Mr. Coleman serves on the Board of Advisors of the College of William and Mary School of Business.

Mr. Coleman was appointed as a director of Gateway in September 2006.

Scott Galloway, Director, 42

Mr. Galloway is a clinical associate professor at New York University’s Stern School of Business and is the managing member of investment firm Firebrand Partners, LLC.

He has been a director of RedEnvelope, Inc. since June 2006. Mr. Galloway founded RedEnvelope in 1997 and served as a director from September 1997 to August 2000 and again from June 2002 to August 2004, serving as the Chairman of the Board of Directors from September 1997 to February 2000.

In 1992, Mr. Galloway founded Prophet Brand Strategy, Inc., a brand consulting firm that employs over 100 professionals in the United States, Europe and Asia. He served as the Chief Executive Officer of Prophet Brand Strategy, Inc. from 1992 to 2000. From 2000 to 2002, Mr. Galloway served as Chief Executive Officer and chairman at Brand Farm, an e-commerce incubator.

Mr. Galloway received a bachelor’s degree in economics from the University of California at Los Angeles and an MBA from the Haas School of Business at the University of California at Berkeley.

Mr. Galloway has been a director of Gateway since December 2006. He is a member of the Corporate Governance & Nominating Committee.

Dave Russell, Director, 43

Mr. Russell is the Executive Vice President of Avalon Capital Group, Inc. and managing director of Avalon Energy, positions he has held since June 2006. He provided consulting services to Avalon from September 2005 until June 2006. Avalon Energy is a division of Avalon Capital Group, Inc., a private company controlled by Ted Waitt, the co-founder and a significant stockholder of Gateway.

Mr. Russell was employed by Gateway in various capacities and times between 1988 and May 2005, including serving as general manager of digital television products from June 2003 to June 2004, Senior Vice President of partner management from January 2001 to May 2003, and as Vice President of supply management from 1999 to May 2000. Mr. Russell is also on the board of directors of privately held Amazing Mail.com, a web based direct marketing company located in Scottsdale AZ.

Mr. Russell was appointed as a director of Gateway effective March 1, 2007.

Paul E. Weaver, Director, 61

Mr. Weaver is a retired global partner of PricewaterhouseCoopers, LLP, where he was chairman of the firm’s global technology practice group for a number of years, focusing on the technology, infocomm, entertainment and media industries. During his more than 30 years at PricewaterhouseCoopers, Mr. Weaver served as the lead partner on a number of the firm’s largest global clients and he held various management positions, including serving as managing partner of the firm’s Dallas/Ft Worth office and as the firm’s vice chairman, responsible for all firm-wide revenue related activities.

Mr. Weaver has a B.S. degree from Elizabethtown College and a M.B.A. degree from the University of Michigan. He is a member of the board and the audit and corporate governance committees of AMN Healthcare, a board member of Idearc, Inc. and the Chairman of the Ellis Island/Statue of Liberty Foundation. He also serves on the corporate advisory board of the University of Michigan Business School.

Mr. Weaver has been a director of Gateway since July 2006. He is a member of the Audit Committee and the Compensation Committee.

CLASS III DIRECTORS

George H. Krauss, Director, 65

Mr. Krauss has been an attorney with the law firm of Kutak Rock LLP in Omaha, Nebraska, since 1972 and is engaged in the firm’s corporate, mergers and acquisitions and regulatory practices. He became a partner in Kutak Rock in 1975 and became of counsel in 1997. He served as the firm’s presiding partner from 1983 to 1994.

Mr. Krauss is a consultant to The Burlington Capital Group LLC. Mr. Krauss serves on the Board of Directors of MFA Mortgage Investments, Inc., which is listed on the New York Stock Exchange, and America First Apartment Investors, Inc., which is listed on NASDAQ. He is also on the Board of Directors of The Burlington Capital Group LLC, which is the general partner of America First Tax Exempt Investors, L.P., which is listed on NASDAQ.

Mr. Krauss received B.S., M.B.A. and J.D. degrees from the University of Nebraska.

Mr. Krauss has been a director of Gateway since 1991. He is a member of the Audit and Compensation Committees.

Joseph G. Parham, Jr., Director, 58

Mr. Parham was the Senior Vice President of Human Resources for Atlanta-based Acuity Brands, Inc. from December 2001 until November 2006. From May 2000 Mr. Parham served as the Senior Vice President of

Human Resources of National Services Industries, Inc. (“NSI”) until the spin-off of Acuity Brands from NSI in November 2001. Prior to joining NSI, Mr. Parham spent 25 years at Polaroid Corporation where he served in a variety of roles, including President of Polaroid Eyewear and Senior Vice President of Human Resources.

Mr. Parham is a member of the Board of the National Kidney Foundation of Georgia and a former member of the Board of Directors of International Multifoods Corporation.

Mr. Parham received a B.S. in management and an M.B.A. in economics, both from Babson College.

Mr. Parham has been a director of Gateway since January 2005. He chairs the Compensation Committee.

Richard D. Snyder, Chairman of the Board, 49

Mr. Snyder serves as the Chairman and Chief Executive Officer of Ardesta, LLC, in Ann Arbor, Michigan, a company focused on bringing small tech products to the global marketplace, a position he has held since 2000. Between 1997 and 2000, he was President of Avalon Investments, a venture capital management company also headquartered in Ann Arbor, Michigan. Before Avalon Investments, Mr. Snyder served as Gateway’s President and Chief Operating Officer from January 1996 until his resignation in August 1997 and was Gateway’s Executive Vice President from July 1991 until January 1996. Mr. Snyder also served as Gateway’s interim Chief Executive Officer from February 2006 until September 2006.

Mr. Snyder serves on the boards of various portfolio companies of Ardesta and Avalon Technology. He is also a member of the University of Michigan’s LS&A National Advisory Committee, the Samuel Zell & Robert H. Lurie Institute for Entrepreneurial Studies Advisory Board, the University of Michigan’s Technology Transfer National Advisory Committee, the Henry Ford Board of Trustees, The Nature Conservancy Michigan Chapter, the Board of the Sphinx Organization and is Chairman of Ann Arbor SPARK.

Mr. Snyder received B.A. (with high distinction), M.B.A. (with distinction) and J.D. degrees from the University of Michigan.

Mr. Snyder has been a director of Gateway since 1991 and now serves as Chairman of the Board. He also serves on the Corporate Governance & Nominating Committee.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to having sound corporate governance principles. Having such principles is essential to running our business efficiently and to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines are available on the Investor Relations section of our website at www.gateway.com and will be provided in printed form to any stockholder who requests them from us.

BOARD INDEPENDENCE

Our Corporate Governance Guidelines set forth standards for director independence that meet the listing standards of the New York Stock Exchange (“NYSE”). Pursuant to the Corporate Governance Guidelines, the Board undertook its annual review of director independence in January 2007. During this review, the Board considered transactions and relationships between each Director or any member of his or her immediate family and Gateway and its subsidiaries and affiliates. The Board also examined transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the Board affirmatively determined that each director has no material relationship with Gateway (directly or as a partner, stockholder or officer of an organization that has a relationship with Gateway) and is “independent” within the meaning of our and the NYSE’s director independence standards, except for Mr. Coleman, our Chief Executive Officer. Furthermore, the Board has affirmatively determined that the members of each committee of the Board have no material relationship with Gateway (directly or as a partner, stockholder or officer of an organization that has a relationship with Gateway) and are “independent” within the meaning of our and the NYSE’s director independence standards. Dave Russell was appointed to the Board effective March 1, 2007. Before he was appointed, the Board reviewed whether Mr. Russell was independent under the rules of the NYSE and determined that he does not meet those standards because he was an employee of Gateway within the last 3 years. Accordingly, Mr. Russell, as well as Mr. Coleman, our Chief Executive Officer, are considered non-independent directors.

COMPOSITION AND MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEE MEETINGS

During 2006, the Board met 13 times. The standing committees of the Board are the Audit Committee, the Compensation Committee and the Corporate Governance & Nominating Committee. Each director attended at least 75% of the meetings of the Board and each director attended at least 75% of the meetings of each committee on which such director served during 2006. Under our Corporate Governance Guidelines, directors are expected to attend all meetings of the Board and each committee on which they serve. Directors are encouraged to attend the annual meetings of our stockholders. All of our directors attended the last annual meeting of stockholders except Ms. Clarke. Each member of the Audit Committee is financially literate and Mr. Lacey and Mr. Weaver are financial experts within the meaning of applicable regulatory standards. The membership and function of each committee during the last fiscal year are described below.

Corporate
Governance &
	Audit	Compensation	Nominating

Directors:
Quincy L. Allen		X	X
Janet M. Clarke(1)			Chair
J. Edward Coleman
Scott Galloway(2)			X
George H. Krauss(3)	X	X
Douglas L. Lacey(4)	Chair
Joseph G. Parham, Jr.(5)		Chair
Dave Russell(6)
Richard D. Snyder(7)			X
Paul E. Weaver(8)	X	X
Number of Meetings in 2006	10	13	11
(1) Ms. Clarke became the chair of the Corporate Governance & Nominating Committee in February 2006 when Mr. Snyder became our interim Chief Executive Officer. Ms. Clarke served on the Compensation Committee from January to May 2006 and on the Audit Committee from May to July 2006.

(2) Mr. Galloway was appointed to the Board and to the Corporate Governance & Nominating Committee in December 2006.

(3) Mr. Krauss became the third member of the Audit Committee in February 2006 when Mr. Snyder became our interim Chief Executive Officer. Mr. Krauss served on the Corporate Governance & Nominating Committee from January to May 2006.

(4) Mr. Lacey served on the Compensation Committee from January to May 2006.

(5) Mr. Parham served on the Corporate Governance & Nominating Committee from January to May 2006.

(6) Mr. Russell joined the Board effective March 1, 2007.

(7) Mr. Snyder chaired the Corporate Governance & Nominating Committee and served on the Audit Committee until February 2006 when he became our interim Chief Executive Officer. He again became a member of the Corporate Governance & Nominating Committee in December 2006.

(8) Mr. Weaver was appointed to the Board and to the Audit and Corporate Governance & Nominating Committees in July 2006. He was appointed to the Compensation Committee in June 2007.

THE AUDIT COMMITTEE

The functions of the Audit Committee and its activities during 2006 are described below under the heading “Report of the Audit Committee.” In summary, the Audit Committee oversees management’s conduct of our financial reporting process, including:

The integrity of our financial statements.

The qualifications, independence and performance of our independent accountants and their appointment.

The performance of our internal audit function.

Our systems of internal accounting and financial controls, including internal control over financial reporting.

The impact of compliance with legal and regulatory requirements on the financial statements.

THE COMPENSATION COMMITTEE

The primary purposes of the Compensation Committee are to:

Determine the compensation of our Chief Executive Officer and evaluate his performance against the goals and objectives established by the Compensation Committee.

Review and approve the compensation of other executive officers, taking into account the Chief Executive Officer’s recommendations and evaluation of their performance.

Evaluate and approve the executive compensation and benefit plans, policies, and programs to determine that we are rewarding our executive officers in a manner consistent with sound business practices.

Review and approve the hiring and dismissal of each executive officer.

Approve the granting of stock or stock options or other equity to our employees.

The Compensation Committee also makes decisions which affect a larger group of employees. The Compensation Committee approves proposed plans and rewards systems. When the Compensation Committee approves plan targets and determines payments under the annual bonus plan which applies to executives officers, it also is approving financial targets for a larger population of employees. With respect to equity compensation programs, the Compensation Committee has delegated to the Chief Executive Officer the authority to make option awards from a fixed pool to non-executive officers under defined circumstances and within defined ranges. The Compensation Committee specifies the manner in which award dates and option exercises prices are determined. The Chief Executive Officer is required to review any option awards made by him with the Compensation Committee on a quarterly basis.

To assist the Compensation Committee with its responsibilities, it retains the services of outside consultants. During 2006, the Compensation Committee separately engaged Mercer Human Resource Consulting, Inc. and Hewitt Associates to advise the Compensation Committee on executive compensation matters, including compensation of the Chief Executive Officer, analysis of the competitiveness of executive compensation programs and guidance on the design and operation of these programs. Consultants engaged by the Compensation Committee report to and take direction from the Committee Chair. In some cases, with the Committee Chair’s approval, the consultant works with management to obtain the information necessary to carry out its assignments received from the Compensation Committee. Consultants to the Compensation Committee also provide consulting services to management on compensation-related matters other than their assignments for the Compensation Committee.

THE CORPORATE GOVERNANCE & NOMINATING COMMITTEE

The primary purposes of the Corporate Governance & Nominating Committee are to:

Develop and recommend to the Board a set of corporate governance principles applicable to us and evaluate the Board against these adopted principles.

Identify individuals qualified to become members of the Board.

Consider any nominees recommended by stockholders.

Recommend to the Board candidates for service as a director on the Board and nominees for the annual meeting or any special meeting of our stockholders and to fill any vacancies or newly created directorships that may occur between such meetings.

Recommend candidates for membership on the various committees of the Board.

Lead the evaluation of Board and director performance.

Advise and assist the Board with respect to the compensation and retention of Board members, as appropriate.

The Charter of each Committee of the Board is available on the Investor Relations section of our website at www.gateway.com and will be provided in printed form to any stockholder who requests it from us.

The Board maintained a special committee to conduct a search for a new chief executive officer from May 2006 until September 2006. This committee consisted of Mr. Parham (chair), Ms. Clarke and Messrs. Allen, Krauss and Lacey, and met on four occasions.

CONSIDERATION OF DIRECTOR NOMINEES

Stockholder Nominees

The policy of the Corporate Governance & Nominating Committee is to consider properly submitted stockholder nominations for candidates for membership on the Board as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating such nominations, the Corporate Governance & Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria set forth under “Director Qualifications.” Any stockholder nominations proposed for consideration by the Corporate Governance & Nominating Committee should include the nominee’s name and qualifications for Board membership and should be addressed to: Corporate Secretary, Gateway, Inc., 7565 Irvine Center Drive, Irvine, CA 92618-2930.

In addition, our Bylaws permit stockholders to nominate directors for consideration at an annual stockholder meeting. To nominate a director, the stockholder must provide the information required by our Bylaws and give timely notice to our Corporate Secretary in accordance with the Bylaws, which state that such notice must be submitted not less than 20 days nor more than 60 days before an annual meeting. If, however, less than 30 days prior notice or public disclosure is given of the date of such meeting, notice for a stockholder director nominee candidate to be timely must be received by the close of business on the tenth day following the day on which notice of the annual meeting was mailed or such public disclosure was made.

Director Qualifications

Our Corporate Governance Guidelines contain Board membership qualifications that apply to nominees recommended by the Corporate Governance & Nominating Committee. Under these criteria, members of the Board should demonstrate the integrity and honesty necessary to provide sound and prudent guidance to our strategic direction and operations. They should have broad experience at the policy-making level in commercial, industrial, technology, educational, governmental, charitable, not-for-profit and/or other relevant sectors. They should be committed to enhancing stockholder value and should have the ability and expressed commitment to dedicate sufficient time and resources to perform diligently the duties of the Board and Board Committee membership. To the extent feasible, the Board should reflect the diversity of background and experience of our stockholders, employees and customers. A majority of the members of the Board must be independent under the standards described above. In addition, the recommended nominee must be willing to meet our minimum equity ownership guidelines (as described below) and the nominee’s age as of the election date must not exceed our director retirement age of 75, unless our Board waives the retirement age for such nominee, with such waiver only to be granted under exceptional circumstances.

Identifying and Evaluating Nominees for Directors

The Corporate Governance & Nominating Committee utilizes a variety of methods to identify and evaluate nominees for director. The Corporate Governance & Nominating Committee regularly assesses the appropriate size of the Board and whether vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Corporate Governance & Nominating Committee considers potential candidates who come to the attention of the Corporate Governance & Nominating Committee through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Corporate Governance & Nominating Committee, and may be considered at any point during the year. As described above, the Corporate Governance & Nominating Committee considers properly submitted stockholder nominations for candidates for the Board. The Corporate Governance & Nominating Committee also reviews materials provided by professional search firms or other parties in connection with nominees who are not proposed by a stockholder. In evaluating such nominations, the Corporate Governance & Nominating Committee seeks to achieve a balance of knowledge, experience, capability and diversity on the Board. A professional search firm was retained in 2006 to assist the Corporate Governance & Nominating Committee in identifying, evaluating and conducting due diligence on potential nominees.

EXECUTIVE SESSIONS

Executive sessions of non-employee directors are held at least five times a year. Any non-employee director can request that an additional executive session be scheduled. The Chairman presides over executive sessions of the Board. If the Chairman were not independent within the director independence standards discussed above, the non-employee directors would designate a presiding director for each of the scheduled meetings of non-employee directors during the year.

COMMUNICATIONS WITH THE BOARD

Stockholders and other parties interested in communicating directly with a member or members of the Board or the non-management directors as a group may do so by addressing their correspondence to the Board member or members, c/o our Corporate Secretary, at the address listed above, with a request to forward the same to the intended recipient. All such communications delivered to our Corporate Secretary will be forwarded to the Board or specified Board members.

GATEWAY’S CODE OF ETHICS

As part of our corporate governance practices, we maintain a Code of Ethics that is applicable to all employees, including our chief executive officer, chief financial officer, principal accounting officer and controller, and our Board. Ethics training is provided to new employees when they are hired and to existing employees periodically. An Ethics Council, consisting of three executive officers appointed by the Board, reviews reported ethical issues, including complaints through our confidential ethics hotline, and advises the Audit Committee with respect to ethics-related queries. The Audit Committee must evaluate actual or potential waivers of conflict-of-interest for executive officers and directors and make recommendations to the Board concerning any action to be taken. The Board conducts an annual review of the Code of Ethics. Our Code of Ethics is available on the Corporate Responsibility section of our website at www.gateway.com and will be provided in printed form to any stockholder who requests it from us.

DIRECTORS’ COMPENSATION

Gateway uses a combination of cash and equity compensation to attract and retain qualified individuals to serve on its Board. In establishing compensation for directors, Gateway considers the significant amount of time required of its directors in fulfilling their duties to Gateway as well as the experience and sophistication required by Gateway to qualify individuals to become board members. The compensation plan for our non-employee directors consists of the following components.

$75,000 per year for service on the Board ($50,000 in cash and $25,000 in Gateway common stock);

$25,000 per year for service on the Audit Committee, with $50,000 per year paid to the chair of the Audit Committee;

$20,000 per year for service on the Compensation and the Corporate Governance & Nominating Committees, with $40,000 per year paid to the chair of each of these committees; and

an annual stock option grant for 24,000 shares under our 2000 Equity Incentive Plan immediately following each annual meeting of stockholders. All stock options granted to directors in 2006 were at an exercise price equal to the fair market value of a share of common stock on the date of grant, vesting over three years.

In addition, all Board members receive:
reimbursement for expenses incurred in attending our Board and committee meetings;
reimbursement for expenses incurred in attending any director education programs; and
the use of personal computers.

The Chairman of the Board receives $250,000 per year, $150,000 in cash and $100,000 in our common stock. Mr. Snyder did not receive compensation for serving on the Board while he served as interim Chief Executive Officer from February 2006 until September 2006. Board members may receive additional compensation for service on special committees created to accomplish specific tasks. For example, in 2006 the Board created a CEO search committee. The chair of this committee received $5,000 per quarter and each committee member received $3,750 per quarter.

The following table shows the compensation paid or accrued during the fiscal year ended 2006 to the individuals serving on the Board in 2006.

					Change in
					Pension Value
					and
	Fees Earned			Non-Equity	Non-Qualified
	or Paid	Stock	Option	Incentive Plan	Deferred	All Other
	in Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name(1)	($)	($)(2)	($)(2)	($)	Earnings	($)	($)

Quincy L. Allen	$97,500	$37,500	$16,612	$—	$—	$—	$151,612
Charles G. Carey	47,500	—	—	—	—	—	47,500
Janet M. Clarke	98,750	25,000	7,207	—	—	—	130,957
Scott Galloway	—	12,500	338	—	—	—	12,838
George H. Krauss	106,250	25,000	7,207	—	—	—	138,457
Douglas L. Lacey	110,000	25,000	7,207	—	—	—	142,207
Joseph G. Parham, Jr.	102,500	25,000	7,207	—	—	—	134,707
Richard D. Snyder	75,000	67,000	—	—	—	—	142,000
Paul E. Weaver	47,500	25,000	6,917	—	—	—	79,417

(1)	Wayne R. Inouye, Gateway’s former Chief Executive Officer, and J. Edward Coleman, Gateway’s current Chief Executive Officer, are not included in this table because their service on the Board was contemporaneous with their employment by Gateway and they received no separate compensation for their services as directors. Amounts shown for Mr. Snyder were earned during 2006 when he was not serving as interim Chief Executive Officer. He received no separate compensation for his service as a director while he served as interim Chief Executive Officer. Mr. Carey declined to stand for re-election and left the Board in May 2006.

(2)	The amounts in these columns reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123-R of awards under Gateway’s 2000 Equity Incentive Plan and include amounts from awards granted in 2006. Assumptions used in the calculation of these amounts are included in footnote 8 to Gateway’s audited financial statements for the fiscal year ended December 31, 2006 included in Gateway’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2007.

EQUITY OWNERSHIP GUIDELINES

We have established equity ownership guidelines for our directors to better ensure that their interests are appropriately linked with those of our other stockholders. These guidelines provide that a director should hold Gateway common stock equal to the lesser of (a) the number of shares having a value of three times the annual cash retainer for Board service, and (b) the number of unrestricted shares granted to the director during the preceding six years.

EXECUTIVE OFFICERS

A biographical summary of the business experience of our executive officers is listed below. Information pertaining to Mr. Coleman, who is both a director and executive officer of Gateway, may be found in the section above regarding “Class II Directors.”

James R. Burdick, Senior Vice President, Professional and Consumer Direct, 47

Mr. Burdick was appointed Senior Vice President, Professional in April 2006, with responsibility for overseeing the business activities in the Professional segment, which includes mid-enterprise, education and government sectors, and assumed responsibility for the Direct segment in January 2007.

Mr. Burdick previously served as Vice President, Worldwide Distribution and Americas Sales at Agilent Technologies, where he oversaw sales and management for channel semiconductor sales, Americas sales for emerging accounts, and contract manufacturing sales from July 2004 to November 2005. Prior to joining Agilent, Mr. Burdick served as Executive Vice President, Sales and Marketing at MesoSystems Technology, beginning in January 2004. Prior to joining MesoSystems, Mr. Burdick spent 17 years at Memec Group Holdings, where he served in a variety of roles, including Chief Executive Officer and President for Unique Technologies, Inc.

Robert V. Davidson, Senior Vice President, Worldwide Retail, 52

Mr. Davidson was appointed Senior Vice President, U.S. Retail, in March 2004, with responsibility for overseeing sales of PC and consumer electronic products through third-party retailers, and assumed responsibility for international retail sales in January 2007.

Mr. Davidson previously served as eMachines’ Executive Vice President, Global Product Planning, commencing in May 2001.

Prior to joining eMachines, Mr. Davidson served as Vice President of Merchandising of Computer Hardware at Best Buy. During his six years at Best Buy beginning in 1994, Mr. Davidson held various other positions including Merchandising Manager and Strategic Marketing Manager.

John Goldsberry, Senior Vice President and Chief Financial Officer, 53

Mr. Goldsberry was appointed Senior Vice President and Chief Financial Officer in August 2005, with responsibility for overseeing our financial management, control, reporting, investor relations and information technology functions. He joined Gateway in March 2004 as Senior Vice President, Strategy and Business Development. Mr. Goldsberry also served as Senior Vice President, Operations, Customer Care and Information Technology from April 2005 to August 2005.

Mr. Goldsberry previously served as eMachines’ Chief Financial Officer, commencing in January 2004. Prior to joining eMachines, Mr. Goldsberry served as Chief Financial Officer at TrueSpectra, Inc. beginning in August 2000. Prior to joining TrueSpectra, Inc., he served as Chief Financial Officer at Calibre, Inc., beginning in May 1998. Mr. Goldsberry also served as Chief Financial Officer of The Good Guys, Inc. from 1992 until 1995. Before that, he worked for Salomon Brothers and Morgan Stanley in a number of corporate finance positions.

M. Lazane Smith, Senior Vice President, Human Resources & Customer Support Services, 52

Ms. Smith joined Gateway as Senior Vice President in charge of Human Resources in November 2006. She accepted the additional responsibility of overseeing our customer support services in January 2007.

Before joining Gateway in 2006, Ms. Smith spent almost 12 years at CompuCom Systems, Inc., an IT services and solutions provider headquartered in Dallas, Texas, serving as senior vice president, finance and CFO until March 2005. She joined CompuCom as corporate controller in 1993, was appointed CFO in 1997, and was elected to its Board of Directors in 2001. After she left CompuCom, Ms. Smith provided consulting services to publicly-traded companies. Prior to CompuCom, she held a variety of positions with several companies, including Coca-Cola Enterprises and Abbott Laboratories. From 2003 to 2007, Ms. Smith was a member of the Board of Directors of Global Imaging Systems, serving on the audit and governance/nominating committees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

We operate in the highly competitive technology industry and recognize that effective compensation strategies are critical to retain key employees and maximize stockholder value creation. The primary objective of our compensation program, including executive compensation, is to attract, retain, and motivate the best people available. Our compensation program is designed to reward the achievement of specific goals set for Gateway as well as those set for individual executives. By rewarding executive performance which meets or surpasses these established goals, the interests of executives and stockholders are aligned.

We also seek to ensure that total compensation provided to our key executives remains competitive relative to the compensation paid to similarly situated executives of our peer companies. In furtherance of that objective, we have established executive compensation packages which include both cash and equity-based compensation that reward performance as measured against established goals. We generally position total compensation between the 50th and 75th percentiles for similarly situated executives, as merited by performance.

Oversight of Executive Compensation

The Compensation Committee has overall responsibility with respect to designing, approving, and evaluating the executive compensation plans, policies, and programs of Gateway. The Compensation Committee believes that the total compensation paid to our executive officers is fair, reasonable and competitive. The Compensation Committee sets compensation for the Chief Executive Officer and reviews Chief Executive Officer performance. The Chief Executive Officer recommends the compensation of other executive officers to the Compensation Committee. The Compensation Committee then is responsible for reviewing and approving the compensation of our key executive officers.

The following Compensation Discussion and Analysis describes the material elements of compensation for the Gateway executives identified in the Summary Compensation Table (below).

What Gateway’s Compensation Program is Designed to Reward

Our compensation program is designed to motivate our executives to achieve Gateway’s goals for the benefit of its stockholders. The program is designed to instill a sense of urgency to deliver world-class products to market at extremely competitive prices. Our industry is characterized by extremely rapid change and a high degree of pricing pressure. To successfully compete in this environment we must promote a culture which rewards employees who can adapt to the changing market demands and find every opportunity to reduce Gateway’s costs. To inspire these attributes, our compensation program generally includes competitive base salaries, but also provides opportunity for Gateway executives to earn bonuses once company and individual objectives are achieved. Moreover, we use equity awards to further align the interests of the individual executives with those of the stockholders.

Competitive Benchmarking and Positioning

To achieve our objectives, we have structured Gateway’s annual and long-term incentive-based cash and non-cash compensation to motivate executives to achieve our business goals and reward them for doing so. In furtherance of this, we obtained relevant market data and analysis from outside consultants to consider when making executive compensation decisions.

In making compensation decisions, each element of Gateway’s compensation program, as well as total compensation, is compared to published survey data and a peer group of companies against which Gateway may compete for talent and for stockholder investment. The peer companies we consider reflect attributes common to Gateway in that they are U.S. publicly traded companies in the technology/computer related product industry with annual revenue between $1.5 billion and $12 billion. This peer group includes:

•	Sun Microsystems, Inc.

•	Advanced Micro Devices

•	Broadcom Corporation

•	Sandisk Corporation

•	EMC Corporation

•	Maxtor Corporation

•	Nvidia Corporation

•	Network Appliance, Inc.

•	Seagate Technology

•	Western Digital Corporation

•	ATI Technologies, Inc.

•	Logitech International S.A.

Gateway competes with many of these peer companies for top executive-level talent. As such, Gateway targets overall executive compensation between the 50th and 75th percentiles of compensation paid to similarly situated executives of the companies in the peer group. Variations to this objective may occur as dictated by the experience level of the individual and market factors.

For comparison purposes, Gateway’s annual revenues and other company characteristics are compared against the peer group and the compensation data is adjusted for differences in company revenues and other company characteristics. This adjusted value is used as the basis to compare compensation between Gateway and the companies in the peer group. Adjustments also are made to account for the unique nature of many of the positions at Gateway in which executives assume a variety of roles.

A significant percentage of our executives’ total compensation is contingent upon the achievement of company and individual objectives. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Our philosophy is that “one size fits all” in this regard would not adequately serve Gateway’s interests and would not allow for adjustments necessary in the highly competitive and dynamic environment in which we operate. Instead, in conjunction with our consultants, management and the Compensation Committee review relevant market data to determine the appropriate level and mix of incentive compensation.

We also consider tax and accounting implications in setting compensation. The Compensation Committee takes into account the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. It is the Compensation Committee’s objective to maximize deductibility of executive compensation. However, we reserve the right to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interest of our stockholders after taking into consideration changing business conditions or individual performance. Furthermore, long term incentive compensation decisions take into consideration the fact that Gateway accounts for equity compensation in accordance with the requirements of the Statement of Financial Accounting Standards (SFAS) 123-R and executives’ perceptions of the value of equity compensation.

The Elements of Gateway’s Compensation Program and Why Gateway Chooses to Pay Each Element

We believe that total compensation provided to our executive officers in 2006 achieved the objectives of our compensation program. Our compensation program includes the following elements:

Base Salary:  Generally, our objective is to set base salaries at the 50th percentile for comparable positions at peer companies. In doing so, Gateway’s strategy is to provide sufficient incentive for highly competent executives to join and remain with Gateway while emphasizing the other elements of the compensation package which provide for more significant total compensation opportunity when company goals are met and company results directly benefit stockholders.

Generally, the Chief Executive Officer recommends executive salary levels to the Compensation Committee based on competitive market data. The Compensation Committee then reviews those recommendations, and adjusts them as it deems appropriate after considering analysis, benchmark data and recommendations from outside independent consultants and other relevant information. With respect to compensation of the Chief Executive Officer, the Compensation Committee establishes compensation without the Chief Executive Officer’s participation after considering analysis, benchmark data and recommendations from outside independent consultants and other relevant information. Mr. Snyder’s base salary as interim Chief Executive Officer was based on these factors and consideration of the interim nature of the position and the unique benefits Mr. Snyder could provide to Gateway. In setting Mr. Coleman’s compensation, the Compensation Committee obtained survey and proxy data from peer companies as well as various compensation alternatives from an outside consultant. The Compensation Committee then considered this information and made the final decision on the Chief Executive Officer’s compensation package.

Bonus:  The Gateway Management Incentive Plan is designed to reward executives for the achievement of near-term company goals. This plan has quarterly and annual components and actual awards are calculated based on the achievement of predetermined performance goals. The Compensation Committee can discontinue the bonus program or materially change it at any time. For 2006, target bonus levels for the executive officers named on the summary compensation table were as follows:

Target Incentive as a
Executive	Percent of Salary

Wayne R. Inouye	110%
Richard D. Snyder	none
J. Edward Coleman	100%
John P. Goldsberry	80%
Robert V. Davidson	80%
Edward D. Fisher	80%
Bruce K. Riggs	80%

In 2006, the targets under the bonus plan consisted of annual revenue and net income (before unusual items) divided into quarterly and annual components. The annual revenue target was $4.3 billion and the annual net income target was $124.5 million. Under the plan, Gateway was required to achieve 78% of each target in order for any portion of the bonus to be paid, and the actual payout was based on performance against the target. We did not achieve at least 78% of both targets in any quarter or for the year and, accordingly, the Compensation Committee did not approve bonus awards under the plan. Despite our failure to achieve the bonus targets for the first quarter, however, management was concerned about employee retention and motivation and recommended to the Compensation Committee that it consider a discretionary bonus. The Compensation Committee considered the retention and motivation issues, particularly in light of the departure of Mr. Inouye as Chief Executive Officer during the first quarter, and approved management’s recommendation to provide a discretionary bonus. Faced with continuing retention and motivation issues, management also proposed a short-term transition bonus plan at the end of the third quarter that was designed to provide a modest bonus opportunity to employees based on financial targets which reflected more current estimates of Gateway’s performance. The Compensation Committee approved this short-term transition bonus in order to promote retention. However, the financial targets applicable to the short-term transition bonus did not change the existing 2006 bonus targets under the Gateway Management Incentive Plan.

Both the Gateway Management Incentive Plan and the short-term transition bonus plan were developed based on recommendations to the Compensation Committee by executive management and were based on company performance objectives. The Compensation Committee reviewed the recommendations and revised them as it deemed appropriate. Subsequent to revision, the Compensation Committee approved the plans.

Mr. Snyder did not participate in the bonus plan while he served as interim Chief Executive Officer because the Compensation Committee decided to emphasize equity compensation in establishing Mr. Snyder’s total compensation as interim Chief Executive Officer. Mr. Coleman’s 2006 bonus was not based on the targets applicable to other executive officers. Instead, the Compensation Committee established personal objectives for Mr. Coleman consisting of a number of strategic and operational objectives. The Compensation Committee determined that Mr. Coleman achieved those objectives and he received a bonus of $189,500.

For 2007, the Compensation Committee considered recommendations from management regarding the bonus plan structure and then made the final decision on the bonus plan and targets. The Compensation Committee ultimately approved a bonus plan structure under which three fourths of the Chief Executive Officer’s bonus and one half of each other executive’s bonus will be based on Gateway’s performance against certain corporate financial targets (specifically revenue, operating income and selling, general and administrative expense targets) and operational metrics, to be approved by the Compensation Committee each quarter. The balance of each executive’s bonus will be based on a combination of business unit financial and operational targets and personal objectives that will vary by executive and will be established quarterly. Each executive’s bonus potential remains unchanged from 2006 levels. Amounts paid to each executive will vary based on Gateway’s and the executive’s performance against plan targets, as determined by the Compensation Committee, and may range from zero to 100 percent of an executive’s bonus potential. Mr. Coleman’s bonus is payable annually, while bonuses for other executive officers are payable on a quarterly and annual basis.

Equity Compensation:  Our equity compensation program reinforces the alignment between the interests of executives and the interests of stockholders. It also provides incentive for executives to remain with Gateway and realize the long-term benefits associated with building the Gateway brand. We grant both stock options and restricted stock. Equity award levels are determined based on market data and vary among participants. Options are awarded at the New York Stock Exchange’s closing price of Gateway’s common stock on the date of the grant. Substantially all options granted by the Compensation Committee vest at a rate of 25% per year over the first four years of the ten-year option term. Vesting rights cease upon termination of employment and exercise must occur within 90 days of such termination.

The Compensation Committee considers recommendations for equity awards to executives at its regularly scheduled meetings except in the case of newly hired executives and unusual circumstances. For equity awards approved at its regularly scheduled meetings or at a special meeting in unusual circumstances, the Compensation Committee sets the grant date and the equity is priced on the day of the meeting or the day after the expiration of a blackout period if the meeting occurs during a blackout period. For newly hired employees, equity awards are granted and priced on an employee’s first day of employment. We do not backdate options or grant options retroactively. In light of recent events raising concerns about the timing of option grants, Gateway reviewed its option practices from 1996 to present to ensure that there were no discernable incidents of backdating or otherwise timing the grant of options ahead of expected good news and/or after disclosure of bad news. Gateway found no indication of such conduct. In addition, we have implemented internal procedures to ensure compliance with the Compensation Committee’s policies.

In 2006, the Compensation Committee examined the use of equity compensation in the context of overall executive compensation and various equity compensation vehicles. To facilitate this analysis, the Compensation Committee obtained market information and benchmark analysis referencing peer group companies and published survey data from an outside consultant. Utilizing this data, the Compensation Committee reviewed our current executive compensation mix and, in conjunction with recommendations from executive management, decided to rebalance the compensation mix by increasing the emphasis on long-term incentives. The Compensation Committee also determined that stock options remain an appropriate long-term incentive vehicle based on our competitive environment and strategic objectives.

Generally, the Chief Executive Officer recommends option award levels for executives other than himself to the Compensation Committee based on competitive market data. The Compensation Committee then reviews those recommendations, adjusts them as it deems appropriate, based in part on analysis and data provided by its outside consultants, and approves them. With respect to option awards to the Chief Executive Officer, the Compensation Committee determines appropriate awards without the Chief Executive Officer’s participation after considering analysis and benchmark data from outside consultants and other relevant information. Based on these factors and other considerations, the Compensation Committee decided to emphasize equity compensation in establishing Mr. Snyder’s total compensation as interim Chief Executive Officer. In setting award levels granted to Mr. Coleman in 2006, an outside consultant provided survey and proxy data from peer companies and presented the Compensation Committee with an analysis of this data as well as long-term incentive alternatives. The Compensation Committee then considered this information and made the final decision.

Perquisites:  In general, our executives are entitled to few benefits that are not otherwise available to all employees. In this regard, we do not currently provide a pension plan, deferred compensation program, post-retirement health coverage, or similar benefits for our executives or employees. The employee benefit plans provided in 2006 included the following:

We sponsor a 401(k) plan.  All employees who participated in the 401(k) plan received up to 3% of their base salary in matching funds, up to the federal limit.

We maintain health, dental and insurance plans.  All employees — including executives — pay a portion of health premium due for family coverage. We also provide basic employee life insurance and accidental death and dismemberment coverage of 1.5 times base salary (up to $750,000) as well as short-term disability coverage at no cost to the employee.

We also have Change in Control and other severance agreements with certain key employees which are designed to promote stability and continuity of senior management. The arrangements applicable to the executives listed in the Summary Compensation Table are detailed below.

Equity Ownership Guidelines

We have established equity ownership guidelines for our executive officers to better ensure that they maintain an equity stake in our common stock, and by doing so appropriately link their interests with those of our other stockholders. These guidelines provide that, absent unusual personal circumstances, our Chief Executive Officer and each Senior Vice President should retain 30% of all after tax profit shares from stock options exercised and stock grants (restricted or otherwise) for at least three years (from exercise or vesting date, respectively) unless the value of his or her ownership in Gateway securities exceeds (a) five times the base salary in the case of the Chief Executive Officer, and (b) two and a half times the base salary in the case of Senior Vice Presidents.

Compensation Committee Report

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in this information statement, with the management of Gateway. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this information statement.

The Compensation Committee

Joseph G. Parham, Jr., Chairman
Quincy L. Allen
George H. Krauss

SUMMARY COMPENSATION TABLE

The following table shows the compensation paid or accrued during the fiscal year ended December 31, 2006 to (1) the individuals serving as Chief Executive Officer in 2006, (2) the Chief Financial Officer, and (3) the three most highly compensated executive officers, other than the individuals serving as Gateway’s Chief Executive Officer and Chief Financial Officer who were serving in an executive officer role as of the close of the fiscal year.

							Change
							in
							Pension
							Value
							and
						Non-	Non-
						Equity	Qualified
						Incentive	Deferred	All
Name and				Stock	Option	Plan	Compensation	Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation
Position	Year	($)	($)	($)(1)	($)(1)	($)	($)	($)(2)	Total ($)

Wayne R. Inouye, CEO(3)	2006	$83,077	$—	$—	$—	$—	$—	$794,900	$877,977
Richard D. Snyder, interim CEO(4)	2006	301,923	—	—	366,900	—	—	—	668,823
J. Edward Coleman, CEO(5)	2006	187,500	189,500	14,592	291,294	—	—	244,236	927,122
John P. Goldsberry, CFO	2006	480,000	49,000	667,283	23,172	—	—	6,600	1,226,055
Robert V. Davidson, SVP, Retail	2006	360,000	61,227	166,666	23,172	—	—	6,600	617,665
Edward D. Fisher, SVP, International	2006	360,000	33,428	667,283	23,172	—	7,387	4,722	1,100,992
Bruce K. Riggs, SVP, Operations and Customer Care	2006	354,461	18,000	—	23,172	—	—	210,181	605,814

(1)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123-R of awards and may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 8 to Gateway’s audited financial statements for the fiscal year ended December 31, 2006 included in Gateway’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2007. The stock awards shown for Mr. Goldsberry and Mr. Fisher consist of restricted shares granted to them while they were employees of eMachines and assumed by Gateway in its acquisition of eMachines in 2004.

(2)	Includes the following: (a) Inouye: $720,000 severance, $45,692 vacation time payout, $16,761 legal fees, $8,824 value of COBRA payments, $3,623 401(k) match; (b) Coleman: $217,000 sign on bonus, $25,361 relocation costs, $1,875 401(k) match; (c) Goldsberry: $6,600 401(k) match; (d) Davidson: $6,600 401(k) match; (e) Fisher: $4,722 401(k) match; and (g) Riggs: $155,000 sign on bonus, $49,397 relocation costs, $5,784 401(k) match.

(3)	Mr. Inouye served as Chief Executive Officer in 2006 until February 8, 2006.

(4)	Mr. Snyder served as interim Chief Executive Officer from February 8, 2006 until September 18, 2006. Mr. Snyder continues to serve as the Chairman of the Board.

(5)	Mr. Coleman commenced employment on September 18, 2006. His 2006 bonus exceeds his 2006 salary because of different per diem assumptions used in determining bonus and salary.

Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that Gateway made during the fiscal year ended December 31, 2006 to each of the executive officers named in the Summary Compensation Table.

								All			Full
								Other	All Other		Grant
								Stock	Option	Exercise	Date
		Estimated Future Payouts						Awards:	Awards:	or Base	Fair
		Under Non-Equity Incentive			Estimated Future Payouts Under			Number of	Number of	Price of	Value of
		Plan Awards			Equity Incentive Plan Awards			Shares of	Securities	Option	Equity
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or	Underlying	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	Units	Options	($/sh)(1)	($)(2)

Wayne R. Inouye	—	—	—	—	—	—	—	—	—	$—	$—
Richard D. Snyder	4/25/06	—	—	—	—	—	—	—	600,000	2.17	587,640
J. Edward Coleman	9/18/06	—	—	—	—	—	—	—	2,204,137	1.93	1,948,897
	9/18/06	—	—	—	—	—	—	79,275	—	—	153,001
John P. Goldsberry	9/29/06	—	—	—	—	—	—	—	200,000	1.89	173,180
Robert V. Davidson	9/29/06	—	—	—	—	—	—	—	200,000	1.89	173,180
	3/3/06	—	—	—	—	—	—	93,023	—	—	199,999
Edward D. Fisher	9/29/06	—	—	—	—	—	—	—	200,000	1.89	173,180
Bruce K. Riggs	9/29/06	—	—	—	—	—	—	—	200,000	1.89	173,180

(1)	This column shows the option’s exercise price, which is equal to the closing market price on the grant date.

(2)	This column shows the fair value of the award calculated in accordance with SFAS 123-R.

Discussion of Employment and Severance Agreements

Wayne Inouye.  Mr. Inouye served as Chief Executive Officer in 2006 until February 8, 2006. Mr. Inouye entered into an employment agreement with Gateway as part of Gateway’s acquisition of eMachines in 2004. Under his employment agreement, Mr. Inouye was entitled to certain severance benefits upon the February 8, 2006 termination of his employment. As a result, a severance agreement dated February 8, 2006 was entered into with Mr. Inouye pursuant to which he received a lump sum amount equivalent to 12 months’ base salary of $720,000, health insurance for himself and his spouse for three years (value of COBRA paid by Gateway in 2006 equaled $8,824), and $16,761 as reimbursement for legal fees incurred by Mr. Inouye in connection with the negotiation of the separation agreement. Additionally, as required under his employment agreement, all unvested stock options held by Mr. Inouye as of the date of termination became fully vested and exercisable. Mr. Inouye agreed not to compete with Gateway after the termination of his employment for the remainder of 2006.

Richard D. Snyder.  Mr. Snyder served as interim Chief Executive Officer from February 8, 2006 until September 18, 2006. During this period Mr. Snyder also continued to serve as Chairman of the Board. In accepting the interim Chief Executive Officer position and compensation, he entered into an employment agreement with Gateway pursuant to which he agreed to forgo receiving any separate compensation to which he would otherwise be entitled as Chairman of the Board. As interim Chief Executive Officer, Mr. Snyder was entitled to receive a base salary in the annual gross amount of $500,000 per year. Mr. Snyder was also granted 600,000 stock options under Gateway’s 2000 Equity Incentive Plan, vesting at a rate of 50% annually over a two year period from February 8, 2006, the date he became interim Chief Executive Officer. Under the terms of his employment agreement, Mr. Snyder was not eligible to participate in Gateway’s bonus plan. In connection with the execution of his employment agreement as interim Chief Executive Officer, Mr. Snyder agreed not to compete with Gateway for a period of one year following his termination of employment.

In 2006, Gateway provided use of private aircraft to Mr. Snyder to allow him to quickly assume the role of interim Chief Executive Officer and regularly travel from his Michigan home to be present at Gateway’s facilities and otherwise represent Gateway as required despite his having a variety of preexisting personal and professional commitments. Because this use was provided in order to permit Mr. Snyder to assume the CEO duties on an immediate basis for Gateway’s benefit, Gateway has categorized this as a business expense rather than a perquisite. The total 2006 cost of private aircraft for such use was $85,405. Private aircraft is also occasionally used by Gateway executives for other business purposes and Mr. Snyder was present on some of these flights in 2006; this cost is not included in the above total.

J. Edward Coleman.  Mr. Coleman entered into an employment agreement with Gateway effective as of September 18, 2006. The agreement is on an “at will” basis for an indefinite term. Under the terms of the employment agreement, Mr. Coleman’s starting annual gross salary was $650,000. He received a sign-on bonus totaling $370,000, consisting of $217,000 in cash and restricted stock units issued under Gateway’s 2000 Equity Incentive Plan with a value of $153,000 and vesting annually in equal portions over three years. The cash portion of the sign-on bonus must be repaid in full if his employment is terminated on circumstances under which he would not be entitled to severance at any time prior to March 18, 2008. In connection with his employment agreement Mr. Coleman was also granted 2,204,137 stock options under Gateway’s 2000 Equity Incentive Plan vesting at a rate of 25% annually over a four year period. Mr. Coleman also agreed to relocate to a principal residence within daily commuting distance of Gateway’s Irvine, California headquarters; in 2006 Gateway paid $25,361 in relocation costs.

Mr. Coleman is eligible to earn bonus payments based on targets set by the Compensation Committee. If bonus targets are met, Mr. Coleman is entitled to bonus payments with an annual target set at 100% of his annual base salary. For 2006, Mr. Coleman received a bonus of $189,500.

Under his employment agreement, if Mr. Coleman’s employment is terminated by him for reasons specified in his employment agreement as “Good Reason” or by Gateway for reasons other than for death, disability or for cause, then, contingent upon his execution of a separation agreement acceptable to Gateway, Mr. Coleman will be entitled to receive severance compensation equal to 24 months of his then-current base salary and target bonus as well as compensation for COBRA expenses during this period. Mr. Coleman’s employment agreement restricts him from competing with Gateway for a period of one year following termination of his employment, subject to the limitations of California law with respect to such provisions. Gateway’s change in control plans are not applicable to Mr. Coleman.

John P. Goldsberry.  Mr. Goldsberry entered into an employment agreement with Gateway dated March 10, 2005. The agreement is on an “at will” basis for an indefinite term. Mr. Goldsberry’s current annual gross salary is $480,000. Mr. Goldsberry is also eligible to earn bonus payments based on targets set by the Compensation Committee. If bonus targets are met, Mr. Goldsberry is entitled to bonus payments with an annual target set at 80% of his annual base salary. For 2006, Mr. Goldsberry received bonus payments totaling $49,000. Mr. Goldsberry was also granted under Gateway’s 2000 Equity Incentive Plan 200,000 stock options vesting at a rate of 25% annually over a four year period.

Under his employment agreement, if Mr. Goldsberry’s employment is terminated by Gateway without cause, then, contingent upon his execution of a separation agreement acceptable to Gateway, Mr. Goldsberry will be entitled to receive severance compensation equal to one year of his then-current base salary. Mr. Goldsberry’s employment agreement restricts him from competing with Gateway for a period of one year following termination of his employment, subject to the limitations of California law with respect to such provisions.

Robert V. Davidson.  Mr. Davidson entered into an employment agreement with Gateway dated March 4, 2005. The agreement is on an “at will” basis for an indefinite term. Mr. Davidson’s annual gross salary was $360,000 in 2006. Mr. Davidson is also eligible to earn bonus payments based on targets set by the Compensation Committee. If bonus targets are met, Mr. Davidson is entitled to bonus payments with an annual target set at 80% of his annual base salary. For 2006, Mr. Davidson received bonus payments totaling $61,227. Also in 2006, Mr. Davidson was granted 200,000 stock options, vesting at a rate of 25% annually over a four-year period, and 93,023 restricted stock units vesting in a one-year period.

Under his employment agreement, if Mr. Davidson’s employment is terminated by Gateway without cause, then, contingent upon his execution of a separation agreement acceptable to Gateway, Mr. Davidson will be entitled to receive severance compensation equal to one year of his then-current base salary. Mr. Davidson’s employment agreement restricts him from competing with Gateway for a period of one year following termination of his employment, subject to the limitations of California law with respect to such provisions.

Edward D. Fisher.  Mr. Fisher entered into an employment agreement with eMachines, Inc. (acquired by Gateway in 2004) dated September 26, 2003. Mr. Fisher left Gateway on January 2, 2007. Prior to leaving, Mr. Fisher’s employment agreement was on an “at will” basis for an indefinite term; he earned an annual gross salary of $360,000 and was eligible for bonus payments with an annual target set at 80% of his base salary, providing bonus plan conditions were met. In 2006 Mr. Fisher earned a bonus of $33,428 and was granted 200,000 stock options under Gateway’s 2000 Equity Incentive Plan which would have vested at a rate of 25% annually over a four-year period had he remained with Gateway.

Bruce K. Riggs.  Mr. Riggs entered into an employment agreement with Gateway dated July 22, 2005. Mr. Riggs left Gateway on January 13, 2007. Prior to leaving, Mr. Riggs’s employment agreement was on an “at will” basis for an indefinite term. As of December 31, 2006, his annual base salary rate was $336,000 and he was eligible for bonus payments with an annual target set at 80% of his base salary, providing bonus plan conditions were met. In 2006 Mr. Riggs earned a bonus of $18,000 as well as a $155,000 signing bonus. Also in 2006, he was granted 200,000 stock options under Gateway’s 2000 Equity Incentive Plan which would have vested at a rate of 25% annually over a four-year period had he remained with Gateway.

Plans Providing Benefits Upon a Change in Control

We recognize that we operate in a highly competitive and fast-changing environment. To succeed in this environment, we must be prepared to adjust all aspects of our business quickly to refocus our competitive position as necessary. Historically, such rapid adaptation has also required changes in executive leadership. In order to permit us to make such adjustments when necessary while still attracting and retaining top executives, Gateway has adopted a practice of ensuring that executives who depart involuntarily without cause are treated fairly and provided with severance payments which permit smooth transition to new opportunities. This record of conduct on the part of Gateway provides executives with the security to remain with Gateway and focus on the objectives at hand while preserving our ability to quickly adapt to a highly competitive environment.

Our 2006 Change in Control Compensation Plan provides for benefits upon an involuntary termination of employment arising after a specified change in ownership or control of Gateway. The purpose of this plan is to reinforce and encourage the continued attention and dedication of certain employees to their assigned duties without distraction in the event of potentially unsettling circumstances arising in connection with a possible change in control by providing for severance payments upon involuntary termination of employment following such change in control. These plans enhance Gateway’s ability to retain a stable leadership team in an industry which has experienced consolidation in recent years and in which some industry watchers predict that consolidation will continue. The change in control plans allow Gateway’s executives to have continued alignment with stockholders and work in the best interests of Gateway and its stockholders despite such potential volatility.

The acquisition of Gateway by Acer pursuant to the Merger Agreement qualifies as a change in control for purposes of the 2006 Change in Control Compensation Plan. Pursuant to the terms of the 2006 Change in Control Compensation Plan, in the event a Senior Vice President or Vice President of Gateway is terminated without cause or terminates for good reason within 18 months following a change in control, such individual would be entitled to severance benefits of 2.5 times (2.0 times for Vice Presidents) base salary, plus an amount equal to 18 months’ COBRA cost for health and medical benefits. These benefits would be payable in a lump sum within 10 days following the date of termination, and these benefits would be in lieu of any termination benefits payable under any other agreement, plan or arrangement. With the exception of Mr. Coleman, the benefits available to each of the participants under Gateway’s 2006 Change in Control Compensation Plan are more favorable than the benefits available under their respective employment agreements. The plan also provides that for a period of one year following the date of termination, the participant would refrain from soliciting any employee or customer of Gateway.

In the event participants are terminated without cause or terminate for good reason within 18 months following the change in control, the estimated cost of the severance benefits payable to the participants would be: Bob Davidson $1,148,688, John Goldsberry $1,223,688, Lazane Smith $1,023,688, and Jim Burdick, $773,688. Pursuant to his employment agreement, in the event Mr. Coleman is terminated without cause or terminates for good reason, the estimated cost of the severance benefits payable to him would be $2,623,688.

Under the 2006 Change in Control Compensation Plan, if a payment or benefit to be received by the executive would be subject to the excise tax under Section 280G of the tax code, then the payments may be reduced to the extent necessary so that no portion is subject to the excise tax. Such reduction is undertaken so long as the net amount of the total payments (as so reduced) is greater than or equal to the net amount of such total payments without such reduction after subtracting the net amount of taxes, including excise taxes, on such total payments to which the executive would be subject had the reduction not been taken.

Our 2000 Equity Incentive Plan also provides certain benefits in the event of a change in control. In accordance with Section 14 of Gateway’s 2000 Equity Incentive Plan, immediately prior to the first Change in Control (as defined in such plan) as a result of the Offer and Merger, each employee who received one or more grants of stock options under such plan during the 12 months immediately preceding such Change in Control will receive an additional grant of stock options (the “Additional Grant Options”), effective immediately prior to such Change in Control, with the number of Shares subject to the Additional Grant Option made to each such optionee equal to the total number of Shares subject to the grant(s) of stock options made to such optionee during the twelve months immediately preceding such Change in Control, and the exercise price of the Additional Grant Option equal to the Fair Market Value (as defined in the 2000 Equity Incentive Plan) of the Shares immediately prior to such Change in Control. The Merger Agreement provides that each option to acquire Shares, including but not limited to the Additional Grant Options, (each, an “Option”) granted under any of Gateway’s 1996 Long-Term Incentive Equity Plan, the 2000 Equity Incentive Plan, the 1996 Non-Employee Directors Stock Option Plan and the Employee Equity Incentive Plan (also known as the 2000 Employee Equity Incentive Plan) (collectively, the “Stock Plans”), whether or not then exercisable or vested, that is outstanding and unexercised immediately prior to the time at which Acer consummates the purchase of tendered Shares pursuant to the Offer (the “Purchase Time”), will be cancelled in exchange for the right to receive an amount in cash in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price thereof and (y) the number of shares of the Common Stock subject thereto (such payment to be net of applicable withholding taxes) or (ii) any Option that is not cancelled as described above will represent, upon exercise on or after the Effective Time, the right to receive an amount in cash equal to the Offer Price.

As a result of the foregoing, the approximate aggregate dollar value of the outstanding Options, based on the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, issued to Gateway’s named executive officers, are, respectively: Mr. Coleman, $0; Mr. Goldsberry, $2,000, Mr. Davidson, $2,000; Ms. Smith, $0; Mr. Riggs, Mr. Burdick $81,000; and the aggregate dollar value of the outstanding Options, based on the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, issued to Gateway’s non-employee directors, are, respectively: Mr. Russell $4,080; Mr. Lacey $7,920; Mr. Krauss $7,920; Ms. Clarke 7,920; Mr. Parham $7,920; Mr. Weaver $4,080; Mr. Allen $7,920; Mr. Snyder $4,080; and Mr. Galloway $4,080. The approximate aggregate dollar value of all the outstanding Options issued to employees and directors of Gateway (including the Options of the officers and non-employee directors listed above), based on the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, is $485,000. The value, if any, of the Additional Option Grants cannot be determined until such grants are made effective pursuant to Gateway’s 2000 Equity Incentive Plan.

Outstanding Equity Awards At Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31, 2006, including both awards subject to performance conditions and non-performance based awards, to each of the executive officers named in the Summary Compensation Table.

	Option Awards					Stock Awards
									Equity
									Incentive
			Equity					Equity	Plan
			Incentive					Incentive Plan	Awards:
			Plan			Number of	Market	Awards:	Market or
	Number of	Number of	Awards:			Shares or	Value of	Number of	Payout Value
	Securities	Securities	Number of			Units of	Shares or	Unearned	of Unearned
	Underlying	Underlying	Securities			Stock	Units of	Shares, Units	Shares, Units
	Unexercised	Unexercised	Underlying			That Have	Stock	or Other	or Other
	Options	Options	Unexercised	Option	Option	Not	That Have	Rights That	Rights That
	(#)	(#)	Unearned	Exercise	Expiration	Vested	Not Vested	Have Not	Have Not
Name	Exercisable	Unexercisable(1)	Options (#)	Price ($)	Date	(#)(2)	($)(3)	Vested (#)	Vested

Wayne R. Inouye	—	—	—	—	—	—	—	—	—
Richard D. Snyder	200,000	—	—	$14.53	1/28/2007
	24,000	—	—	$23.25	5/21/2008	—	—	—	—
	24,000	—	—	$30.63	5/20/2009	—	—	—	—
	24,000	—	—	$50.25	5/18/2010	—	—	—	—
	24,000	—	—	$19.00	5/17/2011	—	—	—	—
	24,000	—	—	$6.00	5/16/2012	—	—	—	—
	24,000	—	—	$3.15	5/15/2013	—	—	—	—
	24,000	—	—	$3.74	5/20/2014	—	—	—	—
	250,000	—	—	$3.23	5/19/2015	—	—	—	—
		600,000	—	$2.17	4/25/2016	—	—	—	—
J. Edward Coleman		2,204,137		$1.93	9/18/2016	—	—	—	—
	—	—	—	—	—	79,275	$159,343	—	—
John P. Goldsberry	600,000	—	—	$5.40	3/25/2014	—	—	—	—
	100,000	—	—	$3.31	6/10/2015	—	—	—	—
	—	200,000	—	$1.89	9/29/2016	—	—	—	—
	—	—	—	—	—	128,571	$258,428	—	—
Robert V. Davidson	600,000	—	—	$5.40	3/25/2014	—	—	—	—
	100,000	—	—	$3.31	6/10/2015	—	—	—	—
		200,000		$1.89	9/29/2016	—	—	—	—
		—	—	—	—	93,023	$186,976	—	—
Edward D. Fisher	600,000	—	—	$5.40	4/5/2007	—	—	—	—
	—	200,000	—	$1.89	4/5/2007	—	—	—	—
	—	—	—	—	—	128,571	$258,428	—	—
Bruce K. Riggs	600,000	—	—	$3.00	4/16/2007	—	—	—	—
	—	200,000	—	$1.89	4/16/2007	—	—	—	—

(1)	For the options shown for Mr. Snyder, 300,000 shares vested on February 8, 2007 and will vest on February 8, 2008. For the options shown for Mr. Coleman, Mr. Goldsberry and Mr. Davidson, 25% of the shares vest each year over a four year period running from the grant date; the grant date for Mr. Coleman’s options is September 18, 2006 and the grant date for Mr. Goldsberry’s and Mr. Davidson’s options is September 29, 2006. Unexercisable options held by Mr. Fisher and Mr. Riggs were forfeited when they left Gateway.

(2)	The restricted shares shown for Mr. Coleman have a grant date of September 18, 2006 and will vest ratably over three years. The restricted shares shown for Mr. Davidson have a grant date of March 3, 2006, vesting over a period of one year. The restricted shares shown for Mr. Goldsberry and Mr. Fisher consist of restricted shares granted to them while they were employees of eMachines and assumed by Gateway in its acquisition of eMachines in 2004.

(3)	The market value of the restricted stock awards is determined by multiplying the number of shares times $2.01, the closing price of Gateway’s common stock on December 29, 2006, the last trading day of Gateway’s fiscal year.

Option Exercises and Stock Vested

The following table shows information regarding exercises of options to purchase Gateway common stock and vesting of stock awards held by each executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2006.

	Option Awards		Stock Awards
	Number of		Number of	Value
	Shares	Value	Shares	Realized on
	Acquired on	Realized on	Acquired on	Vesting
Name	Exercise (#)	Exercise ($)	Vesting (#)	($)(1)

Wayne R. Inouye	—	—	753,571	$2,034,642
Richard D. Snyder	—	—	—	—
J. Edward Coleman	—	—	—	—
John P. Goldsberry	—	—	128,571	$347,142
Robert V. Davidson	—	—	378,571	$1,022,142
Edward D. Fisher	—	—	128,571	$347,142
Bruce K. Riggs	—	—	—	—

(1)	This column shows the value of shares based on the average stock price on the vesting date.

Nonqualified Deferred Compensation

Gateway discontinued its nonqualified deferred compensation plan prior to 2006. The amount shown in the table below represents earnings on amounts contributed prior to 2006.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings in last	Withdrawals/	Balance at last
Name	in last FY ($)	in last FY ($)	FY ($)	Distributions ($)	FYE ($)

Wayne R. Inouye	$—	$—	$—	$—	$—
Richard D. Snyder	$—	$—	$—	$—	$—
J. Edward Coleman	$—	$—	$—	$—	$—
John P. Goldsberry	$—	$—	$—	$—	$—
Robert V. Davidson	$—	$—	$—	$—	$—
Edward D. Fisher	$—	$—	$7,387	$—	$49,781
Bruce K. Riggs	$—	$—	$—	$—	$—

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the members of our Compensation Committee were officers or employees of Gateway or any of its subsidiaries during 2006, were formerly an officer of Gateway or any of its subsidiaries, or had any other relationship requiring disclosure. None of the members of the Compensation Committee had any interlocking relationship as defined by the Securities and Exchange Commission.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of August 31, 2007, regarding the beneficial ownership of common stock by:

•	each stockholder known by us to be the beneficial owner of more than 5% of common stock;

•	each of our directors;

•	each executive officer named in the Summary Compensation Table included in the Company’s most recent Schedule 14A filed with the SEC on March 26, 2007; and

•	all of our directors and executive officers as a group.

No shares of Class A common stock are issued and outstanding. Except as indicated in the footnotes hereto, each director and named executive officer has (or could have upon exercise of an option vested or vesting within 60 days after August 31, 2007) sole voting and investment power (or such power together with any spouse of such person, if they are joint tenants) with respect to securities beneficially owned by such person as set forth opposite such person’s name:

	Number of	%of
Name and Address of Beneficial Owner(1)	Shares(2)	Class(3)

Executive Officers:
Wayne R. Inouye(4)	0
J. Edward Coleman	730,309
John P. Goldsberry	1,085,155
Robert V. Davidson	1,062,549
Edward D. Fisher(5)	0
Bruce K. Riggs(6)	0
Non-Employee Directors:
Quincy L. Allen	45,267
Janet M. Clarke	68,559
Scott Galloway(7)	221,030
George H. Krauss	236,559
Douglas L. Lacey	248,559
Joseph G. Parham, Jr.	88,559
Dave Russell	14,451
Richard D. Snyder	915,447
Paul E. Weaver	84,529
All directors and executive officers as a group (17 persons)(8)	5,050,973	1.34%
Theodore W. Waitt(9) 5786 La Jolla Blvd. La Jolla, CA 92037	46,505,527	12.45%
Firebrand/Harbinger Group(10) One Riverchase Parkway South Birmingham, Alabama 35244	39,750,000	10.64%
Brandes Investment Partners, L.P.(11) 11988 El Camino Real, Suite 500 San Diego, CA 92130	39,975,302	10.70%

(1)	Unless otherwise indicated, the address of each beneficial owner listed above is c/o Gateway, Inc., 7565 Irvine Center Drive, Irvine, CA 92618-2930.

(2)	Includes beneficial ownership of shares of common stock issuable on the exercise of stock options and restricted stock as follows: Mr. Coleman-630,309 shares; Mr. Goldsberry-900,000 shares; Mr. Davidson-900,000 shares; Mr. Allen-12,000 shares; Ms. Clarke-32,000 shares; Mr. Krauss-200,000 shares; Mr. Lacey-200,000 shares; Mr. Parham-52,000 shares; Mr. Snyder-718,000 shares; Mr. Weaver-8,000 shares. Stock option information includes options exercisable within 60 days after August 31, 2007. Shares issuable on exercise of options are included in the numerator and denominator for that specific person in calculating the percentage of beneficial ownership, but are not deemed outstanding in the aggregate for computing the ownership percentage for each other person. As of August 23, 2007, Gateway had 373,641,481 shares of common stock outstanding.

(3)	Less than 1 percent unless otherwise indicated.

(4)	Mr. Inouye left the Company in February 2006. His current beneficial ownership of common stock is not available to Gateway.

(5)	Mr. Fisher left the Company in January 2007. His current beneficial ownership of common stock is not available to Gateway.

(6)	Mr. Riggs left the Company in January 2007. His current beneficial ownership of common stock is not available to Gateway.

(7)	Mr. Galloway is a member of the Firebrand/Harbinger Group referenced in footnote 10.

(8)	Includes directors and executive officers serving in such capacities as of August 31, 2007, together with former executive officers named in the Summary Compensation Table on Schedule 14A. The total number of shares includes beneficial ownership of 3,423,034 shares of common stock issuable under stock options that are exercisable within 60 days after August 31, 2007 and 479,275 shares of restricted stock.

(9)	Based on a Form 4 filed with the SEC on August 24, 2007.

(10)	Based on a Schedule 13D/A filed with the SEC on December 12, 2006 by a group consisting of Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Management”), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund (“HCPSS”), HMC — New York, Inc., the managing member of HCPSS (“HMCNY”), Harbert Management Corporation (“HMC”), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a member of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, Michael D. Luce, a shareholder of HMC, Firebrand Partners III, LLC (“Firebrand”) and Scott Galloway, the managing member of Firebrand. Excludes 221,030 shares owned by Scott Galloway that are included in his individual share ownership.

(11)	Based on a Schedule 13G filed with the SEC on February 14, 2007.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

Our Code of Ethics prohibits employees and directors from competing with Gateway or being influenced by personal or family interests in business dealings on behalf of Gateway. An Ethics Council, consisting of senior executive officers appointed by the Board, reviews employee matters arising under the Code of Ethics and advises the Audit Committee with respect to ethical matters. Under our Corporate Governance Guidelines, a director is required to disclose any actual or potential conflict of interest to the Chairman of the Board and the Chairman of the Audit Committee. The Audit Committee must evaluate actual or potential conflicts of interest for all executive officers and directors and make recommendations to the Board concerning any action to be taken. Only the full Board can waive a conflict of interest involving an executive officer or director.

Our policies regarding conflicts of interest do not apply directly to transactions involving stockholders and Gateway.

We did not enter into any transactions with officers, directors or stockholders during 2006 other than the sale of products and services to them at standard retail prices less any applicable discount.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and greater than 10% beneficial owners to file with the Securities and Exchange Commission reports regarding their ownership and changes in ownership of our securities. Based on company records, we believe that during 2006 all of our directors, executive officers and greater than 10% beneficial owners complied with such Section 16(a) filing requirements, except that one Form 4 filing made by Gateway for Mr. Snyder was filed 2 days after it was required to be filed.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of the three non-employee directors named below, each of whom satisfies the independence requirements of the SEC and the New York Stock Exchange. The Audit Committee assists the Board in its oversight of Gateway’s auditing, accounting, financial reporting and internal control functions. The Audit Committee also evaluates the qualifications, independence and performance of Gateway’s independent accountants. The Audit Committee approves in advance all audit services and all non-audit services to be performed by Gateway’s independent accountants. The Audit Committee has adopted a written charter which has been approved by the Board of Directors. The Charter of the Audit Committee is available on the Investor Relations section of our website at www.gateway.com and will be provided in printed form to any stockholder who requests it from us.

The Audit Committee serves in an oversight capacity and is not intended to be part of our operational or decision making process. Our principal purpose is to monitor these processes and review Gateway’s financial reporting process on behalf of the Board. Our management has primary responsibility for the financial statements and the reporting process. Our independent accountant for 2005, Deloitte & Touche LLP, was responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. Deloitte & Touche LLP reports directly to the Audit Committee.

The Audit Committee has discussed with our internal auditors and Deloitte & Touche LLP the overall scope and plans for their respective audits. The Audit Committee also met with our internal auditors and Deloitte & Touche LLP, with and without management present, to discuss the results of their examinations, the evaluation of our internal controls, management’s representations regarding internal control over financial reporting, and the overall quality of our financial reporting.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed with Gateway’s management and Deloitte & Touche LLP the audited financial statements, as well as the representations of management and Deloitte & Touche LLP’s opinion thereon regarding Gateway’s internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act.

2.	The Audit Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards (“SAS”) No. 61 (Communication with Audit Committees) as amended by SAS No. 89 and No. 90.

3.	The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Deloitte & Touche LLP that firm’s independence from Gateway and Gateway’s management.

4.	The Audit Committee has considered whether the provision of services covered by “All Other Fees” is compatible with maintaining Deloitte & Touche LLP’s independence.

Based on the review and discussion referred to in paragraphs (1) through (4) above, and subject to the limitations on our role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the SEC, and approved the appointment of Deloitte & Touche LLP as independent accountants for Gateway for 2007, subject to ratification by our stockholders.

The Audit Committee

Douglas L. Lacey, Chairman
George H. Krauss
Paul E. Weaver